SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 20)

NeighborCare, Inc.

(Name of Subject Company)

NeighborCare, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.02 Per Share

(including the Associated Series B Junior

Participating Preferred Stock Purchase Rights)

(Title of Class of Securities)

64015Y-10-4

(CUSIP Number of Class of Securities)

John F. Gaither, Jr., Esq.

Senior Vice President, General Counsel and Secretary

NeighborCare, Inc.

601 East Pratt Street, 3rd Floor

Baltimore, MD 21202

(410) 528-7404

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark Gordon, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this amendment is to amend and supplement Items 2, 3, 4 and 5 and to add additional Exhibits to Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, (“NeighborCare” or the “Company”) on June 14, 2004 (as thereafter amended, including by this amendment, the “Schedule 14D-9”), and to revise the Exhibit Index accordingly.

Item 2. Identity and Background of Filing Person.

Item 2 of Schedule 14D-9 is hereby amended by adding the following at the end thereof:

On July 7, 2005, the Company and Omnicare, Inc. issued a press release announcing that Omnicare, NeighborCare, and Nectarine Acquisition Corp., a wholly-owned subsidiary of Omnicare (“Merger Sub”), entered into an agreement and plan of merger dated as of July 6, 2005 (the “Merger Agreement”). The press release also announced that, pursuant to the Merger Agreement, Omnicare and Merger Sub would amend the terms and conditions of the offer to purchase all outstanding shares by (a) increasing the price to be paid per share of NeighborCare common stock (and the associated preferred stock purchase rights) (“Shares”) from $32.00, as provided in the $32.00 Offer as amended and restated on June 16, 2005 (the “$32.00 Offer”), to $34.75 per share and (b) amending certain conditions (the offer to purchase, as so amended, the “$34.75 Offer”). On July 13, 2005, Omnicare and Merger Sub filed an amendment to their Tender Offer Statement on Schedule TO reflecting the terms of the $34.75 Offer and an amended offer to purchase reflecting the $34.75 Offer as Exhibit (a)(1)(XX) to Amendment No. 35 to their Tender Offer Statement on Schedule TO (the “$34.75 Offer to Purchase”).

Pursuant to the Merger Agreement, Merger Sub has agreed to purchase all outstanding Shares at a price of $34.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the $34.75 Offer to Purchase. All shareholders whose Shares are validly tendered and not properly withdrawn and accepted for payment pursuant to the offer (including Shares tendered and not properly withdrawn prior to the date of the $34.75 Offer to Purchase) will receive this increased consideration. The Merger Agreement provides that, among other things, following consummation of the $34.75 Offer and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company shareholders if required by applicable Pennsylvania law, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share not tendered and purchased pursuant to the $34.75 Offer (other than shares held by the Company, Omnicare, Merger Sub or shareholders who properly perfect dissenter’s rights under Pennsylvania law) will be converted into the right to receive the cash price per Share paid in the tender offer, net to the shareholder in cash, without interest (the “Merger Consideration”). The terms of the Merger Agreement are described in greater detail in Item 3 below and in Section 8 entitled “The Merger Agreement” in the $34.75 Offer to Purchase, which is being mailed to Company shareholders separately.

The initial expiration date for the $34.75 Offer is 12:00 Midnight, New York City time, on July 27, 2005, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement. Also, Omnicare may elect to conduct a subsequent offering period of between three and 20 business days after the expiration of the $34.75 Offer. During the subsequent offering period, if Omnicare elects to provide one, Shares not tendered and purchased prior to the expiration of the $34.75 Offer may be tendered to Merger Sub for the same consideration paid in the $34.75 Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of Schedule 14D-9 is hereby amended by adding the following at the end thereof:

Except as described in (1) the Schedule 14D-9 and (2) the Information Statement pursuant to Section 14(f) of the Exchange Act that is attached as Annex B and filed as Exhibit (e) (13) to this Amendment No. 20 and incorporated herein by reference, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between NeighborCare or its affiliates and (1) its executive officers,

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directors or affiliates or (2) Omnicare or the Merger Sub, or any of their respective executive officers, directors or Affiliates.

The Merger Agreement. A summary of the Merger Agreement is contained in Section 8 entitled “The Merger Agreement” of the $34.75 Offer to Purchase, which is being mailed to shareholders separately. Such summary is incorporated by reference herein and is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is included as Exhibit (a)(42) of Amendment No. 19 to the Schedule 14D-9 and is incorporated herein by reference.

Cash Consideration Payable Pursuant to the $34.75 Offer to Purchase. If NeighborCare’s directors and executive officers were to tender any Shares they own for purchase pursuant to the $34.75 Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of NeighborCare. As of July 6, 2005, NeighborCare’s directors and executive officers beneficially owned in the aggregate 5,289,679 Shares (excluding options to purchase Shares and shares of restricted stock), of which 5,137,052 Shares are directly or beneficially owned by persons managed by or affiliated with Highland Capital Management, L.P., an affiliate of director James Dondero. If the directors and executive officers were to tender all of such Shares for purchase pursuant to the $34.75 Offer and those Shares were accepted for purchase and purchased by the Merger Sub, Merger Sub would pay an aggregate of $183,816,345 for such Shares, of which $178,512,557 would be paid to persons managed by or affiliated with Highland Capital Management, L.P., an affiliate of director James Dondero, in cash.

Certain Effects of the $34.75 Offer and the Merger. The Company’s executive officers have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally. In particular, consummation of the $34.75 Offer will constitute a change in control or change of control of the Company under each such executive’s employment agreement with the Company (where applicable), that may entitle those executive officers to certain severance and related benefits upon a qualifying termination of employment. The Board was aware of these interests and the interests referred to below and considered them, among other matters described in Item 4 below, in approving the $34.75 Offer, the Merger and the Merger Agreement and in making the recommendations in Item 4 below.

All of the severance and other benefits in favor of the Company’s executive officers previously have been disclosed in prior amendments and exhibits to this Schedule 14D-9, and are summarized in the Information Statement pursuant to Section 14(f) attached as Annex B and filed as Exhibit (e)(13) to this Schedule 14D-9 and incorporated herein by reference.

In addition, to the extent that NeighborCare executive officers and directors hold options to purchase NeighborCare common stock or hold shares of NeighborCare restricted stock, they will be entitled to receive the consideration payable with respect to those securities pursuant to the Merger Agreement. Under the terms of the Merger Agreement, upon the Effective Time of the Merger (as defined in the Merger Agreement), all options to purchase NeighborCare common stock outstanding immediately prior to the Merger will be cancelled and Omnicare will pay to each former holder of any such cancelled options a cash amount equal to the product of (i) the excess, if any, of the $34.75 Merger Consideration over the exercise price per share and (ii) the number of shares of NeighborCare common stock covered by such holder’s options, subject to applicable income and employment withholding taxes. Each share of restricted stock shall fully vest prior to the Effective Time and shall be converted into the right to receive the Merger Consideration. As of July 6, 2005, NeighborCare’s directors and executive officers held options to purchase 2,031,456 Shares in the aggregate, 1,550,987 of which were vested and exercisable as of that date, with exercise prices ranging from $10.73 to $21.50 and an aggregate weighted average exercise price of $18.48 per Share.

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Employment Agreement Amendments. On July 6, 2005, the Company approved amendments to the employment agreements between the Company and each of John J. Arlotta, John L. Kordash, John F. Gaither, Jr., Richard W. Hunt, Robert A. Smith and Stephen Duvall. When entered into by the relevant executives, the amendments will provide for substantially the effects described below:

Messrs. Duvall and Smith will not resign for good reason under the provisions of their respective employment agreements as a result of a change in title, position or responsibilities (or other change in status) during the six month period after the Change in Control so long as they continue to be employed in the same position and title at the Company with substantially similar responsibilities and duties (taking into account that the Company may be a subsidiary and no longer publicly traded following the Change in Control). Messrs. Kordash, Hunt and Gaither will not resign for good reason under the provisions of their respective employment agreements as a result of a change in title, position or responsibilities (or other change in status) during the ninety day period after the Change in Control so long as they continue to be employed in the same position and title at the Company with substantially similar responsibilities and duties (taking into account that the Company may be a subsidiary and no longer publicly traded following the Change in Control).

Mr. Smith will be permitted to compete with the Company and to solicit customers, suppliers, salesmen, agents or representatives of the Company, if such actions are on behalf of a company that is only competitive with the retail pharmacy business of the Company (as such retail pharmacy business of the Company is in effect as of immediately prior to a Change in Control.

For Messers. Arlotta, Kordash, Hunt, Gaither and Duvall, the non-competition and non-solicitation provisions will be limited to non-competition with, and non-solicitation or service of customers of, the Company’s LTC Pharmacy Services (as defined below) business as of immediately prior to the Change in Control. The non-compete shall not restrict an individual from participating in a business in which LTC Pharmacy Services represents less than 25% of the total business. The agreement not to solicit or serve, directly or indirectly, shall apply only to Facilities (as defined below) served by the Company currently or within the 12 months preceding the effective date of the Change in Control, and only with respect to the services provided by the Company to such Facility currently or, if not currently being served, most recently. In addition, for 90 days following the effective date of a Change in Control, the agreement not to solicit or serve, directly or indirectly, shall also apply to Facilities that have been solicited by the Company during the 90 day period prior to the effective date of such Change in Control.

For purposes of these amendments, “LTC Pharmacy Services” means: The provision of pharmaceutical products, including, without limitation, prescription and non-prescription drugs; biological products and infusion therapies; all related pharmacy services, including, without limitation, consultant pharmacist services, medical records, formulary management services and group purchasing and enteral nutrition products to Facilities (as defined below) and to residents of such Facilities; provided that the provision of biological products, infusion therapies and enteral nutrition products (and related services) to Facilities other than nursing facilities, assisted living facilities, hospices and long-term acute care hospitals shall be permitted. “Facilities” means nursing homes, assisted living facilities, independent living facilities, supportive living facilities, long-term acute care hospitals, facilities for the developmentally disabled, retirement communities, continuing care retirement communities, and other institutional and long-term care settings.

In addition, Mr. Arlotta will be permitted to hire or solicit any two of the following five senior executive officers: (i) Mr. Duvall, (ii) Mr. Gaither (iii) Mr. Hunt, (iv) Mr. Kordash and (v) Mr. Smith.

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Item 4. The Solicitation or Recommendation.

Item 4 of Schedule 14D-9 is hereby amended and supplemented with the following information:

Solicitation/ Recommendation.

After careful consideration, including a thorough review of the Merger Agreement (including the $34.75 Offer and the Merger) with its legal and financial advisors, the Board of Directors of NeighborCare, by unanimous vote of all of its directors at a meeting on July 6, 2005, (i) determined that the Merger Agreement, the $34.75 Offer, the Merger, and the other transactions contemplated Merger Agreement are fair to and in the best interests of NeighborCare and (ii) approved the Merger Agreement, the $34.75 Offer and the Merger.

Accordingly, the Board of Directors recommends that you accept the $34.75 Offer and tender your Shares pursuant to the $34.75 Offer.

Item 4 is hereby further amended and supplemented by adding the following new paragraphs to Item 4(b):

(b) Background.

On June 16, 2005, Omnicare filed the First Supplement increasing its cash offer for all of the outstanding Shares to $32.00 per share in cash. On that same day, representatives of one of Omnicare’s financial advisors, Lazard Frères & Co. LLC, contacted a representative of the Company’s financial advisor, Goldman, Sachs & Co., to discuss Omnicare’s revised Offer.

Later that day, the Company issued a press release announcing that its board of directors was considering Omnicare’s revised Offer and urging shareholders to take no action at that time with respect to the revised Offer.

On June 27, 2005, the Company filed an amendment to its Schedule 14D-9 that included the recommendation of the NeighborCare Board that the Company’s shareholders reject Omnicare’s Offer. Omnicare issued a press release, on the same day, stating that it was disappointed with the recommendation of the NeighborCare Board and urging the NeighborCare Board to reconsider its recommendation.

On June 27, 2005, a representative of Goldman Sachs contacted a representative of Lazard to inform Lazard of the NeighborCare Board’s reaction to Omnicare’s Offer. During this conversation, the Goldman Sachs representative suggested that the Company had indicated that it might be willing to engage in discussions and negotiations with Omnicare if Omnicare could indicate that it was willing to consider a higher purchase price. On June 28, 2005, the representatives of Lazard contacted the representative of Goldman Sachs and informed him that Omnicare would be willing to consider raising its offer price if it were provided with an opportunity to conduct due diligence of the Company and if the Company was willing to engage in discussions and negotiations concerning a potential acquisition of the Company. During that week, Omnicare’s and the Company’s legal and financial advisors also began exploring the possibility that representatives of Omnicare be given an opportunity to meet with representatives of the Company to discuss the Company’s business and operations, including its financial condition, and conduct additional due diligence of the Company.

On June 30, 2005, Omnicare announced that it had extended the Offer until 5:00 p.m., New York City time, on July 29, 2005.

After the close of business on July 1, 2005, Lazard informed Goldman Sachs that, subject to satisfactory completion of due diligence and negotiation of a mutually satisfactory merger agreement, Omnicare would be prepared to consider a purchase price for the Shares in excess of the then-prevailing market prices of the Shares. Thereafter, Omnicare and the Company entered into a non-disclosure agreement. Later that evening, representatives of Omnicare and the Company and their respective financial advisors met at one of the Company’s facilities in Baltimore, Maryland to review the Company’s business and operations, including its financial condition.

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On July 2, 2005, Omnicare’s and the Company’s financial advisors continued to review the Company’s business and operations and to negotiate the price, general terms and structure of a potential acquisition of the Company by Omnicare. Representatives of Omnicare and the Company and their respective legal and financial advisors also discussed the process by which Omnicare would be given an opportunity to conduct additional due diligence of the Company. Later that day, Dewey Ballantine LLP, counsel to Omnicare, delivered a merger agreement to Wachtell, Lipton, Rosen & Katz, the Company’s outside counsel.

On July 3, 2005, after further discussion regarding the general terms and structure of a potential acquisition of the Company by Omnicare, including price, Omnicare and the Company agreed in principle to a $34.75 per share cash purchase price, subject to satisfactory completion of due diligence and negotiation of a mutually satisfactory merger agreement. Omnicare and the Company and their respective advisors continued to negotiate the remaining terms and conditions of an acquisition, including the terms of the merger agreement, almost continuously throughout the period from July 3 through July 6, 2005.

In addition, from July 3 through July 6, 2005, representatives of Omnicare and its legal and financial advisors conducted due diligence of the Company’s business and operations (including meeting with representatives of the Company and its legal and financial advisors and reviewing documents).

On the morning of July 5, 2005, Omnicare and the Company announced that they were in negotiations for a potential acquisition of all of the outstanding Shares for $34.75 per Share in cash. Because negotiations of the definitive terms and conditions were ongoing at that time, Omnicare and the Company also pointed out that there was no assurance that a definitive agreement would be concluded.

The NeighborCare Board held telephonic meetings, or participated in telephonic update calls, on one or more occasions on each day during the period from July 2 through July 6, 2005. During these meetings and calls, members of the Company’s senior management and representatives of the Company’s financial and legal advisors reviewed with the NeighborCare Board the status of negotiations with Omnicare, and the NeighborCare Board provided guidance and direction to the Company’s senior management and advisors.

On July 5, 2005, the NeighborCare Board met telephonically together with its legal and financial advisors and with NeighborCare’s senior management to discuss and consider the proposed transaction. At this meeting, NeighborCare’s chief executive reviewed with the NeighborCare Board the status of negotiations, reviewed recent results and the progress and status of a number of business initiatives undertaken as part of the Company’s overall business plan, and discussed management’s perspectives on the Company’s results of operations and business plan, its prospects and the risks and challenges to be faced in the near- and long-term, and on the proposed $34.75 per share price. NeighborCare’s legal advisors reviewed the terms of the merger agreement and the open items remaining to be negotiated, and representatives of Goldman Sachs presented a financial analysis of the Company and of the proposed $34.75 per share price. During this meeting, the NeighborCare Board considered a number of factors, including factors and considerations summarized under “Reasons for the Recommendation” below. However, the NeighborCare Board took no action pending resolution of negotiations with Omnicare.

In the evening of July 6, 2005, the NeighborCare Board again met telephonically together with its legal and financial advisors and with NeighborCare’s senior management to discuss, consider and act upon the proposed transaction. At this meeting, NeighborCare’s chief executive discussed the final resolution of certain open issues, and NeighborCare’s legal advisors reviewed the final negotiated terms of the merger agreement. Goldman Sachs then delivered to the NeighborCare Board its oral opinion, subsequently confirmed in writing, to the effect that, as of July 6, 2005 and based upon and subject to the factors and assumptions stated in the opinion, the $34.75 per share in cash consideration to be received in the Offer and the Proposed Merger by holders of Shares is fair from a financial point of view to those holders (other than Omnicare, Purchaser and their respective affiliates). During these discussions, the NeighborCare Board discussed and considered a number of factors, including the factors and considerations summarized under “Reasons for the Recommendation” below. Following its deliberations, the

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NeighborCare Board, by unanimous vote of all of its members, (i) determined that the Merger Agreement, the $34.75 Offer, the Merger, and the other transactions contemplated Merger Agreement are fair to and in the best interests of the Company, (ii) approved the Merger Agreement, the $34.75 Offer and the Merger, and (iii) resolved to recommend to NeighborCare’s shareholders that they accept the $34.75 Offer and tender their Shares pursuant to the $34.75 Offer, and, if submission to shareholders is required by applicable Pennsylvania law, approve the Merger Agreement. The NeighborCare Board also adopted resolutions described in Item 3 above providing for the amendment of employment agreements between the Company and certain of its executive officers. The NeighborCare Board also approved and authorized the filing of this amendment to the Schedule 14D-9.

Later in the evening of July 6, 2005, Omnicare, Purchaser and the Company executed the Merger Agreement, and on July 7, 2005, Omnicare and the Company issued a press release announcing the execution of the Merger Agreement and Omnicare’s intention to revise the Offer.

Item 4 is hereby further amended and supplemented by adding the following new paragraphs to Item 4(c):

(c) Reasons for the Recommendation.

In reaching the determinations and in making the recommendation described above, the Board consulted with its legal and financial advisors and senior management of NeighborCare and took into account numerous factors, including, but not limited to, the following:

(i)	The Board’s view that the $34.75 offer price represents compelling value to shareholders for their investment in NeighborCare and a fair sharing of the synergies likely to result from the transaction, without NeighborCare shareholders bearing any execution risk in connection with obtaining any such synergies. In this regard, the Board noted:

•	The $34.75 offer price represents a premium of approximately 97% over the unaffected NeighborCare share price on May 21, 2004, the last trading day before Omnicare publicly announced its original interest in acquiring NeighborCare, and a premium of approximately 44% to the closing price of NeighborCare common stock four weeks before that public announcement; and

•	That, based on an analysis of the current trading ranges of comparable companies and upon other factors, the $34.75 offer price represents a substantial premium to the likely unaffected trading ranges for the Shares that would be likely to prevail at the present time in the absence of the Offer.

(ii)	The Board’s belief that $34.75 was the highest price Omnicare would be willing to pay and that Omnicare would be unlikely to pay a higher price in the future.

(iii)	The fact that no transaction offering superior value had materialized during the more than 13 months since Omnicare first made public its interest in acquiring NeighborCare, despite the significant publicity that surrounded Omnicare’s interest. The Board noted that, during this period, NeighborCare had received inquiries from, and made inquiries of, other potential acquirers or business combination partners, but none of these contacts had led to negotiations or agreements for an alternative transaction.

(iv)	The views expressed by a number of shareholders – both short-term and long-term – to the effect that NeighborCare is worth more than $32 per share, but that a transaction at an appropriate price above then-prevailing market prices (approximately $33.25) would be welcome and would attract the support of a majority of shareholders.

(v)	The Board’s belief that the $34.75 offer price reflects much of the long-term value creation potential of NeighborCare’s business plan, value-creation initiatives and marketplace opportunities, without subjecting NeighborCare’s shareholders to any execution risk or risks associated with the industry in which NeighborCare operates, including risks associated with regulatory change.

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(vi)	The Board’s view that despite its confidence in management and in NeighborCare’s ongoing value-creation initiatives and marketplace opportunities, NeighborCare would continue to face a number of risks and uncertainties that could adversely affect both its short-term and long-term prospects, including:

•	the risks and uncertainties created by the Omnicare tender offer; and

•	risks and uncertainties associated with the industry in which NeighborCare operates, including risks associated with regulatory change.

In this regard, the Board was advised that very preliminary analysis from management indicated that NeighborCare’s fiscal year 2005 earnings per share could be up to 10% lower than the earnings per share reflected in management’s projections. Due to the timing and preliminary nature of this information, management has not made a determination to change its projections.

(vii)	The Board’s discussions with, Goldman, Sachs & Co., NeighborCare’s financial advisor, during the period from the announcement of Omnicare’s $32 Offer on June 16, 2005 through July 6, 2005, concerning NeighborCare, Omnicare and the pending offer, and the presentations of and discussions with Goldman Sachs at meetings on July 5 and 6, 2005 concerning NeighborCare and the financial aspects of the $34.75 Offer.

(viii)	The opinion of Goldman, Sachs & Co., dated as of July 6, 2005, as to the fairness, from a financial point of view as of such date, of the $34.75 per share in cash consideration to be received in the Offer and the Merger by holders of Shares (other than Omnicare, Merger Sub and their respective affiliates). The full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with its opinion, is attached as Annex A hereto, is filed as Exhibit (a)(43) to this Schedule 14D-9, and is incorporated herein by reference. Goldman Sachs’ opinion is directed only to the fairness from a financial point of view of the $34.75 per share in cash consideration to be received in the Offer and the Merger by holders of Shares (other than Omnicare, Merger Sub and their respective affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether or not any shareholder should tender any Shares pursuant to the Offer or how any shareholder should vote with respect to the Merger.

(ix)	The fact that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on June 16, 2005, indicating that federal antitrust authorities would not object to Omnicare’s proposed acquisition of NeighborCare, minimizing or eliminating a material risk factor to Omnicare’s original offer and satisfying a major condition to Omnicare’s bid.

(x)	The nature and limited number of conditions to Omnicare’s and Merger Sub’s obligations to complete the $34.75 Offer, including the limited condition relating to changes having a material adverse effect on NeighborCare, from which the Board concluded that the risk that Omnicare would have the right not to complete the Offer would be minimal. In this regard, the Board noted that Omnicare’s obligation is subject to the receipt of financing, but that, under the Merger Agreement, Omnicare has agreed under certain circumstances to pay NeighborCare a fee of $125 million in the event the transaction fails to close due to Omnicare’s failure to obtain the necessary financing to complete the Offer.

(xi)	The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all of the Shares, should allow shareholders to receive the transaction consideration substantially earlier than in an alternative form of transaction, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the $34.75 Offer.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but addresses all of the material information and factors considered by the Board in their consideration of the $34.75 Offer, the Merger and the Merger Agreement. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of,

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quantify or otherwise assign any relative weight to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the directors of NeighborCare were aware of the interests of officers and directors of NeighborCare as described under “Past Contracts, Transactions, Negotiations and Agreements.”

Opinion of NeighborCare, Inc.’s Financial Advisor

On July 6, 2005, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to the board of directors of NeighborCare to the effect that, as of such date and subject to the factors and assumptions set forth therein, the $34.75 per share in cash consideration to be received in the Offer and the Merger by holders of Shares (other than Omnicare, Merger Sub and their respective affiliates) is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 6, 2005, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with its opinion, is attached as Annex A hereto, is filed as Exhibit (a)(43) to this schedule 14D-9, and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any shareholder should tender any Shares pursuant to the Offer or how any shareholder should vote with respect to the Merger.

In connection with its opinion, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to shareholders and annual reports on Form 10-K of NeighborCare for the five fiscal years ended September 30, 2004;

•	certain interim reports to shareholders and quarterly reports on Form 10-Q of NeighborCare;

•	certain other communications from NeighborCare to its shareholders; and

•	certain internal financial analyses and forecasts for NeighborCare prepared by the management of NeighborCare.

Goldman Sachs also held discussions with members of the senior management of NeighborCare regarding their assessment of the past and current business operations, financial condition, and future prospects of NeighborCare.

In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for the Shares;

•	compared certain financial and stock market information for NeighborCare with similar information for certain other companies the securities of which are publicly traded;

•	reviewed the financial terms of certain recent business combination transactions in the institutional pharmacy industry specifically and in other industries generally; and

•	performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax, and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of

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rendering its opinion. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of NeighborCare or any of its subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal.

Goldman Sachs’ opinion does not address the underlying business decision of NeighborCare to engage in the transactions contemplated by the Merger Agreement. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Goldman Sachs’ advisory services and the opinion were provided for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement and such opinion does not constitute a recommendation as to whether or not any shareholder should tender any Shares pursuant to the Offer or as to how any shareholder should vote with respect to the Merger.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Board in connection with providing its opinion to the Board. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 1, 2005, and is not necessarily indicative of current market conditions. The management projections for NeighborCare used by Goldman Sachs in certain of its analyses were based on projections made by the management of NeighborCare in July 2005 for fiscal year 2005 earnings per share. Preliminary analysis from the management of NeighborCare indicates that NeighborCare’s fiscal year 2005 earnings per share could be lower than management projections by up to 10%. Due to the timing and preliminary nature of this information, management has not made a determination to change its projections.

Selected Public Companies Analysis. Goldman Sachs reviewed and compared certain financial and stock market information and management projections for NeighborCare with the following publicly traded pharmaceutical distribution companies (the “peer group”):

•	AmerisourceBergen Corporation

•	Cardinal Health, Inc.

•	McKesson Corporation

•	Omnicare

•	Priority Healthcare Corporation

The historical financial data used was based on publicly available financial statements for each of the selected companies. Estimates of earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings per share, or EPS, were based on median estimates from the Institutional Brokerage Estimate System, or I/B/E/S, a data service that compiles estimates of securities research analysts and equity research analysts’ estimates. I/B/E/S market data estimates used were as of July 1, 2005. Estimates for companies with fiscal year ends other than December were calendarized. Equity market capitalization was based on the number of fully diluted shares outstanding using the treasury method.

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The following table compares certain information derived by Goldman Sachs with respect to NeighborCare, based on both calendarized I/B/E/S estimates and management projections for NeighborCare, with certain information derived by Goldman Sachs with respect to the peer group:

	Peer Group			NeighborCare
	High	Median	Low	I/B/E/S Estimates	Management Estimates
Enterprise value as a multiple of last twelve months EBITDA	14.0x	10.7x	9.2x	15.4x	15.4x
Enterprise value as a multiple of estimated 2005 EBITDA	11.7x	10.1x	9.6x	13.5x	12.7x
Stock price as a multiple of calendarized 2005 EPS	20.8x	19.8x	17.3x	32.1x	30.9x
Stock price as a multiple of calendarized 2006 EPS	17.9x	16.6x	15.3x	26.9x	20.6x

Using the multiples reflected in the table above, Goldman Sachs calculated a range of hypothetical stock prices of the Shares and compared those hypothetical stock prices to the $34.75 Offer. Calculations of enterprise value as a multiple of EBITDA were based on an assumed 45.2 million diluted Shares outstanding and net debt of $245 million. EBITDA for the last twelve months, or LTM, was calendarized as of March 31, 2005. The results of this analysis are set forth below.

	Stock Price Per Share Based on Management Estimates	Stock Price Per Share Based on I/B/E/S Estimates	Stock Price Per Share Based on Actual LTM EBITDA	Stock Price Per Share in Offer and Merger
Enterprise value as a multiple of LTM EBITDA	N/A	N/A	$18.54–$31.04	$34.75
Enterprise value as a multiple of estimated 2005 EBITDA	$24.89–$31.52	$23.19–$29.45	N/A	$34.75
Stock price as a multiple of calendarized 2005 EPS	$19.49–$23.43	$18.75–$22.54	N/A	$34.75
Stock price as a multiple of calendarized 2006 EPS	$25.80–$30.19	$19.76–$23.12	N/A	$34.75

Selected Precedent Transactions Analysis. Goldman Sachs reviewed publicly available information for the following completed merger or acquisition transactions in the institutional pharmacy industry (the “selected transactions”):

•	Omnicare/Covenant Care, Inc. (pharmacy support services business)

•	Omnicare/Sun Healthcare Group, Inc. (SunScript pharmacy services business)

•	Omnicare/NCS HealthCare, Inc.

•	Omnicare/American Pharmaceutical Services, Inc.

•	Bergen Brunswig Corporation/PharMerica, Inc.

•	Genesis Health Ventures, Inc./Vitalink Pharmacy Services, Inc.

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The following table compares certain information derived by Goldman Sachs with respect to the selected transactions:

	Selected Transactions
	High		Median		Low
Enterprise consideration as a multiple of LTM EBITDA	17.1	x	14.9	x	9.4	x
Enterprise value as a multiple of LTM EBIT	28.2	x	24.8	x	12.8	x
Premium to Undisturbed Stock Price	130.6%		68.3%		5.9%

Certain information regarding the selected transactions was not available. The historical financial data used was based on publicly available financial statements for each of the selected companies. Other information regarding the selected transactions was based on documents filed with the SEC, press releases, research by securities and equity research analysts, Thomson Financial SDC Platinum, a financial transactions database, and other publicly available information. Undisturbed Stock Price is the stock price for shares of a target company immediately prior to such target company’s stock price being inflated by deal speculation.

Using the multiples reflected in the table above and management projections for NeighborCare, Goldman Sachs calculated a range of hypothetical stock prices of the Shares and compared those hypothetical stock prices to the $34.75 Offer. Calculations of enterprise value as a multiple of EBITDA were based on an assumed 45.2 million diluted Shares outstanding and net debt of $245 million. The results of this analysis are set forth below.

	Hypothetical Stock Price Per Share	Stock Price Per Share in Offer and Merger
Enterprise consideration as a multiple of LTM EBITDA	$19.05–$39.10	$34.75
Enterprise value as a multiple of LTM EBIT	$19.28–$49.02	$34.75
Premium to Undisturbed Stock Price	$18.71–$40.75	$34.75

Premium Analysis. Goldman Sachs analyzed the consideration to be received by holders of Shares pursuant to the Merger Agreement in relation to the closing market price of the Shares on (a) May 21, 2004, which was the last trading day before the public announcement of Omnicare’s initial offer to acquire all of the outstanding Shares, and (b) April 26, 2004, which was the last trading day four weeks prior to the public announcement of Omnicare’s initial offer to acquire all of the outstanding Shares. This analysis indicated that the consideration to be received by holders of Shares pursuant to the Merger Agreement represented:

•	A premium of 97% based on the pre-announcement closing market price per share of $17.67 on May 21, 2004, or the 97% One Day Premium; and

•	A premium of 44% based on the closing market price per share of $24.10 on April 26, 2004, or the 44% Four Week Premium.

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Using information provided by Thomson Financial SDC Platinum, Goldman Sachs then compared the 97% One Day Premium to the premium to the closing market price per share on the last trading day prior to the announcement of the 184 cash merger or acquisition transactions announced from January 1, 2000 through July 1, 2005 in which the total consideration was between $250 million and $5 billion. The results of this analysis are set forth below.

Premium to Close One Day Prior

Premium	Percentage of Deals Exceeding Indicated Premium
20%	55%
30%	34%
40%	19%
50%	13%
97%	1%

Goldman Sachs then compared the 44% Four Week Premium to the premium to the closing market price per share on the last trading day four weeks prior to the announcement of the 184 cash merger or acquisition transactions announced from January 1, 2000 through July 1, 2005 in which the total consideration was between $250 million and $5 billion. The results of this analysis are set forth below.

Premium to Close Four Weeks Prior

Premium	Percentage of Deals Exceeding Indicated Premium
20%	63%
30%	47%
40%	33%
44%	29%
50%	21%

Present Value of Future Stock Price Analysis. Goldman Sachs performed an analysis that calculated implied present values of hypothetical future stock prices of the Shares on a stand-alone basis as compared to the $34.75 Offer. Goldman Sachs calculated hypothetical current share price and a present value of hypothetical future share prices in calendar years 2005 through 2008 by multiplying NeighborCare’s management’s estimated calendar year 2005, 2006, 2007, and 2008 earnings per share, respectively, by various assumed one-year forward price to earnings multiples. The 2006 through 2008 hypothetical share prices were then discounted back to calendar year 2005 using an assumed discount rate of 15%. Based on forward price to earnings multiples ranging from 11.0x to 19.0x, the stand-alone implied present values of the Shares calculated based on this analysis yielded the following results:

Time Period	Implied Present Values of Hypothetical Future Stock Prices
CY 2005	$12.39 – 21.40
CY 2006	$16.13 – 27.86
CY 2007	$20.70 – 35.75
CY 2008	$23.63 – 40.82

Illustrative Discounted Cash Flow Valuation Analyses. Goldman Sachs performed a discounted cash flow analysis to determine a range of implied present values per share of NeighborCare common stock. In performing this analysis, Goldman Sachs used projections prepared by the management of NeighborCare and assumed that 2.2 million options were outstanding, with an average strike price of $18.14, of which 100% are tax deductible, and a tax rate of 35.0%. Management’s projections assumed that the compounded annual growth rate, or CAGR,

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of NeighborCare’s EBIDTA margin would be 6.7% during the period from 2005 to 2009, and that the CAGR of NeighborCare’s sales over that period would be 20.4%. For purposes of this analysis, all cash flows were discounted back to June 30, 2005. Using discount rates ranging from 8.0% to 16.0% and terminal multiples of estimated 2009 EBITDA ranging from 7.5x to 11.5x, Goldman Sachs derived a range of illustrative present values of $27.25 to $61.85 per share of NeighborCare common stock.

Goldman Sachs then performed a discounted cash flow analysis to determine a range of implied present values per share of NeighborCare common stock using a discount rate of 12.0% and terminal multiples of estimated 2009 EBITDA of 9.5x. This analysis was based on management’s projections adjusted to reflect hypothetical EBIDTA margin growth over the period from 2005 to 2009 at CAGRs ranging from 2.7% to 10.7% (as opposed to the 6.7% reflected in management’s projections) and hypothetical sales growth over that period at CAGRs ranging from 11.4% to 23.4% (as opposed to the 20.4% reflected in management’s projections). Based on the foregoing and assuming that 2.2 million options were outstanding, with an average strike price of $18.14, of which 100% are tax deductible, and a tax rate of 35.0%, Goldman Sachs derived a range of illustrative present values of $10.77 to $64.98 per share of NeighborCare common stock.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to NeighborCare or the transactions contemplated by the Merger Agreement.

Goldman Sachs prepared its analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view of the $34.75 Offer. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of NeighborCare or its advisors, none of NeighborCare, Goldman Sachs, or any other person assumes responsibility if future results are different from those forecast.

The $34.75 Offer was determined through arms’-length negotiations between NeighborCare and Omnicare and was approved by the Board. Goldman Sachs provided advice to NeighborCare during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to NeighborCare or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement. As described above, the opinion of Goldman Sachs to the Board was one of many factors taken into consideration by the Board in making its determination to approve the transactions contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A hereto.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to NeighborCare in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement.

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Goldman Sachs has also provided certain investment banking and other services to NeighborCare from time to time, including having acted as:

•	joint lead arranger with respect to NeighborCare’s Senior Secured Credit Facilities in the aggregate principal amount of $515 million in October 2001;

•	co-financial advisor to NeighborCare in connection with the spin-off of its nursing home assets, called Genesis HealthCare Corporation, in December 2003 and, in conjunction with that spin-off, as co-manager with respect to the public offering of $225 million aggregate principal amount of Genesis HealthCare Corporation’s 8% Senior Subordinated Notes due 2013 in October 2003; and

•	joint book-running manager with respect to the public offering of $250 million aggregate principal amount of NeighborCare’s 6.875% Senior Subordinated Notes due 2013 in October 2003.

In addition, Goldman Sachs may also provide investment banking services to NeighborCare and Omnicare in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive in the future, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to NeighborCare, Omnicare and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of NeighborCare and Omnicare for their own accounts and for the accounts of their customers and may at any time hold long and short positions of such securities.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to its arrangements with Goldman Sachs, the Company is obligated to pay to Goldman Sachs, for its services leading up to the transactions contemplated by the Merger Agreement, fees of approximately $11 million, and will become obligated to pay Goldman Sachs an additional fee of approximately $2.8 million contingent upon consummation of the transactions contemplated by the Merger Agreement. NeighborCare also has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including various liabilities under the federal securities laws.

Item 4 is hereby further amended and supplemented by adding the following new paragraph to Item 4(d):

(d) Intent to Tender

To NeighborCare’s knowledge, all of NeighborCare’s executive officers and directors intend to tender all Shares owned of record or beneficially owned by such person for purchase pursuant to the $34.75 Offer, other than restricted shares and shares subject to options. Pursuant to the Merger Agreement, each then-outstanding option to purchase NeighborCare common stock (including those held by NeighborCare’s executive officers and directors), whether or not vested, will be automatically converted in the Merger into the right to receive an amount in cash determined by multiplying (i) the difference between $34.75 less the applicable exercise price per share of such option by (ii) the number of Shares covered by such option, and each share of NeighborCare restricted stock held by such individuals will be canceled in exchange for an obligation of Omnicare to pay $34.75 per share, in each case as described in Item 3 above.

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Item 5. Persons/Assets Retained, Employed, Compensated or Used

The last two sentences of the first paragraph of Item 5 of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

Pursuant to the arrangement described in Item 5 of Amendment No. 8 to the Schedule 14D-9, filed on September 3, 2004, the Company is obligated to pay to Goldman Sachs, for its services leading up to the transactions contemplated by the Merger Agreement, fees of approximately $11 million, and will become obligated to pay Goldman Sachs an additional fee of approximately $2.8 million contingent upon consummation of the transactions contemplated by the Merger Agreement. The Company has also agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including various liabilities under the federal securities laws.

Item 9. Exhibits.

Exhibit No.	Description
(a) (43)	Opinion of Goldman, Sachs & Co., dated July 6, 2005 (incorporated herein by reference to Annex A to this Amendment No. 20 to Schedule 14D-9)

(e) (13)	Information Statement pursuant to Section 14(f) (incorporated herein by reference to Annex B to this Amendment No. 20 to Schedule 14D-9)

Annex A	Opinion of Goldman, Sachs & Co., dated July 6,

Annex B	Information Statement pursuant to Section 14(f)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

NEIGHBORCARE, INC.

By:	/s/ John F. Gaither, Jr.
John F. Gaither, Jr. Senior Vice President, General Counsel and Secretary

Dated: July 13, 2005

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INDEX OF EXHIBITS

Exhibit No.	Description
(a) (1)	Letter, dated June 14, 2004, to NeighborCare shareholders [1]

(a) (2)	Press release issued by NeighborCare on June 14, 2004 [1]

(a) (3)	Letter, dated June 14, 2004, to NeighborCare employees [1]

(a) (4)	Employee/customer “frequently asked questions” [1]

(a) (5)	Complaint filed by Freeport Partners, LLC, on behalf of itself and all others similarly situated, on June 8, 2004, in the Supreme Court of the State of New York, New York County [1]

(a) (6)	Slide Presentation for June 14, 2004 Conference Call [2]

(a) (7)	Investor Relations Key Messages, dated June 15, 2004 [3]

(a) (8)	Transcript of June 14, 2004 conference call [3]

(a) (8)	Termination Agreement, dated May 7, 2004, by and between NeighborCare, Inc. and Richard W. Sunderland, Jr. (incorporated by reference to Exhibit 99.2 to NeighborCare’s Current Report on Form 8-K, filed June 16, 2004)

(a) (9)	2004 Performance Incentive Plan (incorporated by reference to Appendix B to NeighborCare’s Proxy Statement on Schedule 14A, filed April 23, 2004)

(a) (10)	Restricted Stock Agreement between John J. Arlotta and NeighborCare [4]

(a) (11)	Restricted Stock Agreement between Robert A. Smith and NeighborCare [4]

(a) (12)	Form of Restricted Stock Agreement between individual directors of NeighborCare and NeighborCare [4]

(a) (13)	Amendment to Employment Agreement dated as of July 7, 2003, amended December 9, 2003, by and between Genesis Health Ventures and John Arlotta [4]

(a) (14)	Amendment to Amended and Restated Employment Agreement dated as of December 9, 2003 by and between Neighborcare, Inc. and John F. Gaither, Jr. [4]

(a) (15)	Amendment to Amended and Restated Employment Agreement dated as of December 9, 2003 by and between Neighborcare, Inc. and John L. Kordash [4]

(a) (16)	Employment Agreement between Richard W. Hunt and NeighborCare dated June 29, 2004 [5]

(a) (17)	Letter, dated July 14, 2004, to NeighborCare employees [6]

(a) (18)	Letter, dated August 4, 2004, to NeighborCare employees [7]

(a) (19)	Letter, dated September 1, 2004, to NeighborCare associates [8]

(a) (20)	Letter, dated September 1, 2004, to NeighborCare customers [8]

(a) (21)	Letter, dated October 1, 2004, to NeighborCare associates [9]

(a) (22)	Letter, dated October 7, 2004, to NeighborCare associates [10]

(a) (23)	Press Release, dated October 7, 2004 [10]

(a) (24)	Press release, dated December 23, 2004 [11]

(a) (25)	Letter, dated December 23, 2004, to NeighborCare associates [11]

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Exhibit No.	Description
(a) (26)	Amendment to Employment Agreement by and between NeighborCare, Inc. and Robert A. Smith, dated as of February 11, 2005 (incorporated by reference to Exhibit 99.1 to NeighborCare’s Current Report on Form 8-K, filed February 17, 2005)

(a) (27)	Letter, dated April 4, 2005, to NeighborCare employees [12]

(a) (28)	Letter, dated April 6, 2005, to NeighborCare customers [13]

(a) (29)	Press Release, dated June 16, 2005 [14]

(a) (30)	Letter, dated June 16, 2005, to NeighborCare employees [14]

(a) (31)	Letter, dated June 16, 2005, to NeighborCare customers [14]

(a) (32)	Press Release, dated June 27, 2005 [15]

(a) (33)	Letter, dated June 27, 2005, to NeighborCare employees [16]

(a) (34)	Letter, dated June 27, 2005, to NeighborCare customers [16]

(a) (35)	Press Release, dated July 5, 2005 [17]

(a) (36)	Associate Letter, dated July 5, 2005 [17]

(a) (37)	Press Release, dated July 7, 2005 [18]

(a) (38)	Letter, dated July 7, 2005, to NeighborCare Employees [18]

(a) (39)	Letter, dated July 7, 2005, to NeighborCare Customers [18]

(a) (40)	Amendment No. 1 to the Rights Agreement [18]

(a) (41)	Non-Disclosure Agreement, dated July 1, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc. (Incorporated herein by reference to Exhibit (d)(1) to Amendment No. 33 to the Schedule TO filed by Omnicare, Inc. and Nectarine Acquisition Corp. on July 7, 2005)

(a) (42)	Agreement and Plan of Merger, dated July 6, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc. (Incorporated herein by reference to Exhibit (a)(5)(A) to Amendment No. 33 to the Schedule TO filed by Omnicare, Inc. and Nectarine Acquisition Corp. on July 7, 2005)

(a) (43)	Opinion of Goldman, Sachs & Co., dated July 6, 2005 (incorporated herein by reference to Annex A to this Amendment No. 20 to Schedule 14D-9)*

(e) (1)	Excerpts from NeighborCare’s Definitive Proxy Statement dated April 26, 2004 relating to the 2004 Annual Meeting of Stockholders [1]

(e) (2)	Employment Agreement between NeighborCare and John J. Arlotta (incorporated by reference to Exhibit 10.15 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)

(e) (3)	Employment Agreement between NeighborCare and John L. Kordash (incorporated by reference to Exhibit 10.16 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)

(e) (4)	Employment Agreement between NeighborCare and John F. Gaither, Jr. (incorporated by reference to Exhibit 10.17 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)

(e) (5)	Employment Agreement between NeighborCare and Richard W. Sunderland (incorporated by reference to Exhibit 10.21 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)

19

Exhibit No.	Description
(e) (6)	Employment Agreement between NeighborCare and Robert A. Smith (incorporated by reference to Exhibit 10.22 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)

(e) (7)	Letter Agreement, dated as of November 7, 2003, by and between the Company and Richard W. Sunderland (incorporated by reference to Exhibit 10.19 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)

(e) (8)	Letter Agreement, dated as of November 20, 2003, by and between the Company and Robert A. Smith (incorporated by reference to Exhibit 10.20 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)

(e) (9)	The Company’s Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to NeighborCare’s Registration Statement on Form S-8 filed on February 5, 2002)

(e) (10)	2001 Stock Incentive Plan (incorporated by reference to Appendix A to NeighborCare’s Registration Statement on Form S-8 filed on February 26, 2002)

(e) (11)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.17 to NeighborCare’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001)

(e) (12)	Employee Retirement Plan, adopted January 1, 1989, as amended, and restated Retirement Plan Trust Agreement (incorporated by reference to NeighborCare’s Registration Statement on Form S–1, dated June 19, 1991)

(e) (13)	Information Statement pursuant to Section 14(f) (incorporated herein by reference to Annex B to this Amendment No. 20 to Schedule 14D-9)*

(g)	Not applicable

[1]	Previously filed as an exhibit to NeighborCare, Inc.’s Schedule 14D-9 filed with the SEC June 14, 2004.

[2]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 14, 2004.

[3]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 15, 2004.

[4]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 22, 2004.

[5]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the SEC June 30, 2004.

[6]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 14, 2004.

[7]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 5, 2004.

[8]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the SEC September 1, 2004.

[9]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 1, 2004.

[10]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the SEC October 7, 2004.

[11]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 11 to Schedule 14D-9 filed with the SEC December 23, 2004.

[12]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 13 to Schedule 14D-9 filed with the SEC April 4, 2005.

20

[13]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 14 to Schedule 14D-9 filed with the SEC April 13, 2005.

[14]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 15 to Schedule 14D-9 filed with the SEC June 16, 2005.

[15]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 16 to Schedule 14D-9 filed with the SEC June 27, 2005.

[16]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 17 to Schedule 14D-9 filed with the SEC June 27, 2005.

[17]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 18 to Schedule 14D-9 filed with the SEC July 5, 2005.

[18]	Previously filed as an exhibit to NeighborCare, Inc.’s Amendment No. 19 to Schedule 14D-9 filed with the SEC July 8, 2005.

*	Copy included in mailing sent to shareholders.

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Annex A

[Letterhead of Goldman Sachs & Co.]

PERSONAL AND CONFIDENTIAL

July 6, 2005

Board of Directors

NeighborCare, Inc.

601 East Pratt Street, 3rd Floor

Baltimore, MD 21202

Madame and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.02 per share (the “Shares”), of NeighborCare, Inc. (the “Company”) of the $34.75 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of July 6, 2005 (the “Agreement”), by and among Omnicare, Inc. (“Omnicare”), Nectarine Acquisition Corp., a wholly owned subsidiary of Omnicare (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $34.75 per Share in cash for each Share tendered. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Omnicare and its subsidiaries) will be converted into the right to receive $34.75 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We have received, and are entitled to receive, fees from the Company for our services leading to the Transaction, and are entitled to an additional fee contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as joint lead arranger with respect to the Company’s Senior Secured Credit Facilities in the aggregate principal amount of $515 million in October 2001; as a co-financial advisor to the Company in connection with the spin-off of its nursing home assets, called Genesis HealthCare Corporation, in December 2003 and, in conjunction with that spin-off, as a co-manager with respect to the public offering of $225 million aggregate principal amount of Genesis HealthCare Corporation’s 8% Senior Subordinated Notes due 2013 in October 2003; and as a joint book-running manager with respect to the public offering of $250 million aggregate principal amount of the Company’s 6.875% Senior Subordinated Notes due 2013 in October 2003. We also may provide investment banking services to the Company and Omnicare in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these

Board of Directors

NeighborCare, Inc.

July 6, 2005

Page Two

activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Omnicare and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Omnicare for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the institutional pharmacy industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $34.75 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

GOLDMAN, SACHS & CO.

Annex B

NeighborCare, Inc.

601 East Pratt Street

Baltimore, MD 21202

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 13, 2005 with Amendment No. 20 to the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of NeighborCare, Inc. (the “Company” or “NeighborCare”). You are receiving this Information Statement in connection with the possible election of persons designated by Omnicare, Inc. (“Omnicare”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

Nectarine Acquisition Corp., a wholly-owned subsidiary of Omnicare (“Merger Sub” or “Purchaser”), is offering to purchase any and all of the outstanding shares of Common Stock, par value $0.02 per share, of the Company, together with the associated preferred stock purchase rights (the “Company Common Stock”), at a purchase price of $34.75 per share (the “$34.75 Offer”). The $34.75 Offer is scheduled to expire at 12:00 midnight, New York City time, on July 27, 2005. On July 13, 2005, Omnicare and Merger Sub filed an amendment to their Tender Offer Statement on Schedule TO reflecting the terms of the $34.75 Offer and an amended offer to purchase reflecting the $34.75 Offer as Exhibit (a)(1)(XX) to Amendment No. 35 to their Tender Offer Statement on Schedule TO (the “$34.75 Offer to Purchase”). The $34.75 Offer is made upon the terms and subject to the conditions set forth in the $34.75 Offer to Purchase. The $34.75 Offer to Purchase is being sent to the Company shareholders separately. Pursuant to the Agreement and Plan of Merger, dated as of July 6, 2005, among Omnicare, Merger Sub and the Company (the “Merger Agreement”), at the expiration of the $34.75 Offer upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that Merger Sub will purchase all of the Company Common Stock validly tendered pursuant to the $34.75 Offer and not withdrawn (the “Proposed Merger”). The consummation of the $34.75 Offer pursuant to the terms of the Merger Agreement would result in a change of control of the Company. Following the consummation of the $34.75 Offer and subject to the other conditions contained in the Merger Agreement, including, if required by Pennsylvania law, obtaining the necessary vote of the Company’s shareholders in favor of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock not tendered into the $34.75 Offer (other than shares held by the Company, Omnicare or its subsidiaries or shareholders who properly perfect appraisal rights under Pennsylvania law) will be converted into the right to receive $34.75 in cash, or any higher price paid in the $34.75 Offer, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation.

The information contained in this Information Statement concerning Omnicare, Merger Sub and the Omnicare Designees (as defined below) has been furnished to the Company by Omnicare and Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

The Company Common Stock is the only class of voting stock of the Company outstanding, and the holders of the Common Stock are entitled to one vote per share. As of July 6, 2005, there were 44,124,707 shares of Company Common Stock issued and outstanding. The Board currently consists of eight members, and there are currently no vacancies; the size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below. The Company’s Board of Directors is divided into three classes of directors each serving three-year terms.

The term of the three Class I directors expires at the Company’s annual meeting of shareholders in 2007; the term of the three Class II directors expires at the Company’s annual meeting of shareholders in 2005; and the term of the two Class III directors expires at the Company’s annual meeting of shareholders in 2006.

Right to Designate Directors

The Merger Agreement provides that, subject to applicable laws, promptly upon the acceptance for payment of shares of Company Common Stock pursuant to the Offer, Omnicare will be entitled to designate, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such number of directors, rounded up to the next whole number, to the board of directors of the Company, each subsidiary of the Company and each committee thereof (the “Omnicare Designees”), as is equal to the product of the total number of directors on the board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the greater of (i) 75% and (ii) the percentage that the aggregate number of Shares beneficially owned by Omnicare or its affiliates bears to the total number of fully diluted Shares then outstanding. The Company is required under the Merger Agreement to take all actions necessary to cause the Omnicare Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. The Merger Agreement provides that until such time as the Proposed Merger becomes effective (the “Effective Time”), the Company’s board of directors must have at least three directors who were directors on the date of the Merger Agreement or who were selected by a majority vote of the continuing directors then in office (“Continuing Directors”).

Following the election or appointment of the Omnicare Designees to the board of directors of the Company and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize (and such authorization shall constitute the authorization of the board of directors and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize):

i.	any amendment or termination of the Merger Agreement by the Company;

ii.	any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement;

iii.	any extension of the time for performance of Omnicare’s and Purchaser’s respective obligations under the Merger Agreement;

iv.	any agreement between the Company and any of its subsidiaries, on the one hand, and Omnicare, Purchaser and any of their affiliates (other than the Company and any of its subsidiaries), on the other hand; or

v.	to take any action that would prevent or would materially delay the consummation of the Proposed Merger.

The Omnicare Designees

Omnicare has informed the Company that the Omnicare Designees will be selected by Omnicare from among any of the directors and executive officers of Omnicare set forth below. The following table sets forth certain information with respect to individuals Omnicare may designate as the Omnicare Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person relates to employment with Omnicare. Unless otherwise indicated below, the business address of each of the Omnicare Designees is c/o Omnicare, Inc., 100 East RiverCenter Boulevard, Covington, Kentucky 41011. Each of the Omnicare Designees is a citizen of the United States.

Name	Title	Present Principal Occupation And Five Year Employment History
Edward L. Hutton	Chairman of the Board	Mr. Hutton has been Chairman of the Board of Omnicare since May 2003. In May 2003, Omnicare amended its By-Laws to create the non-executive position of Chairman of the Board. Prior to May 2003, Mr. Hutton served in an executive position, as Chairman of Omnicare, from 1981. He is also Chairman of the Board and a Director of Chemed Corporation (which was named Roto-Rooter, Inc.), Cincinnati, Ohio (a diversified public corporation with interests in plumbing, drain cleaning and hospice services) (“Chemed”) and has held these positions since May 2004 and April 1970, respectively. Prior to May 2004, Mr. Hutton had served as executive Chairman of Chemed since November 1993. Previously, he was President and Chief Executive Officer of Chemed, positions he had held from April 1970 to November 1993, and was Chairman and Chief Executive Officer of Chemed from November 1993 until May 2001.

Joel F. Gemunder	Director, President and Chief Executive Officer	Mr. Gemunder is President and Chief Executive Officer of Omnicare and has held these positions since May 1981 and May 2001, respectively. Mr. Gemunder is President of Purchaser and has held this position since June 2004. Mr. Gemunder was an Executive Vice President of Chemed and Group Executive of its Health Care Group from May 1981 through July 1981 and a Vice President of Chemed from 1977 until May 1981. Mr. Gemunder is a Director of Chemed and Ultratech, Inc. (a manufacturer of photolithography equipment for the computer industry).

Timothy E. Bien	Senior Vice President — Professional Services and Purchasing	Mr. Bien is Senior Vice President — Professional Services Purchasing of Omnicare, a position he has held since May 1996.

Charles H. Erhart, Jr.	Director	Mr. Erhart retired as President of W.R. Grace & Co., Columbia, Maryland (an international specialty chemicals, construction and packaging company) (“Grace”) in August 1990. He had served as President since July 1989. From November 1986 to July 1989, he was Chairman of the Executive Committee of Grace. From May 1981 to November 1986, he served as Vice Chairman and Chief Administrative Officer of Grace. Mr. Erhart is a Director of Chemed.

Name	Title	Present Principal Occupation And Five Year Employment History

David W. Froesel, Jr.	Director, Senior Vice President and Chief Financial Officer	Mr. Froesel is Senior Vice President and Chief Financial Officer of Omnicare and has held these positions since March 1996. Mr. Froesel is Treasurer and Director of Purchaser and has held these positions since June 2004. From May 1993 to February 1996, Mr. Froesel was Vice President of Finance and Administration at Mallinckrodt Veterinary, Inc., a subsidiary of Mallinckrodt, Inc. From July 1989 to April 1993, he was worldwide Corporate Controller of Mallinckrodt Medical, Inc., a subsidiary of Mallinckrodt, Inc.

Cheryl D. Hodges	Senior Vice President and Secretary	Ms. Hodges is Senior Vice President and Secretary of Omnicare and has held these positions since February 1994. Ms. Hodges is Secretary and Director of Purchaser and has held these positions since June 2004.
Patrick E. Keefe	Executive Vice President — Operations	Mr. Keefe is Executive Vice President — Operations of Omnicare and has held this position since February 1997.

Sandra E. Laney	Director	Ms. Laney is Chairman and Chief Executive Officer of Cadre Computer Resources Co., Cincinnati, Ohio (a network security services company), positions she has held since September 2001. Previously she served as Executive Vice President and Chief Administrative Officer of Chemed from May 2001 and May 1991, respectively, until March 2003. From November 1993 until May 2001, she held the position of Senior Vice President of Chemed. From May 1984 to November 1993, she was a Vice President of Chemed. Ms. Laney is a Director of Chemed.

Andrea R. Lindell DNSc, RN	Director	Dr. Lindell is Dean and a Professor of the College of Nursing at the University of Cincinnati, a position she has held since December 1990. Dr. Lindell is also Associate Senior Vice President of the Medical Center at the University of Cincinnati, a position she has held since July 1998. From September 1994 to June 2002, she also held an additional position as Interim Dean of the College of Allied Health Sciences at the University of Cincinnati. From August 1981 to August 1990, Dr. Lindell served as Dean and a Professor of the School of Nursing at Oakland University, Rochester, Michigan. In addition, from September 1977 until August 1981, Dr. Lindell also held the position of Chair, Department of Nursing, of the University of New Hampshire, Durham, New Hampshire.

Name	Title	Present Principal Occupation And Five Year Employment History
John T. Crotty	Director	Mr. Crotty is Managing Partner of CroBern Management Partnership LLP, Lake Bluff, Illinois (a healthcare investment and advisory firm) and retired President and Chief Executive Officer of CroBern Inc. (a healthcare consulting and advisory firm), both firms he co-founded in 1986. Previously, he held several senior management positions during 19 years with American Hospital Supply Corporation. Mr. Crotty is a Director of Owens and Minor, Inc., (a distributor of medical and surgical supplies).

John H. Timoney	Director	Mr. Timoney is a retired executive of Applied Bioscience International Inc. (a contract research organization serving the pharmaceutical and biotechnology industries that was acquired by Pharmaceutical Product Development in 1996) (“Applied Bioscience”), where he held a number of senior positions from 1986 through 1996, including Vice President, Chief Financial Officer and Treasurer. He was also a Director of Applied Bioscience from September 1986 through June 1995. Mr. Timoney has also held financial and executive positions with IMS Health Incorporated (a market research firm serving the pharmaceutical and healthcare industries), Chemed and Grace.

Amy Wallman	Director	Ms. Wallman is a retired audit partner with Ernst & Young International (a public accounting and professional services firm), a position she held from 1984 to July 2001. From 1995 to 2001, she also served as Health Care Industry Leader in Ernst & Young’s healthcare practice based in New York, New York.

Omnicare has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Omnicare may choose additional or other Omnicare Designees, subject to the requirements of Rule 14f-1 of the Exchange Act.

None of the Omnicare Designees is currently a director of, or holds any position with, the Company. Omnicare and Purchaser have advised the Company that none of the Omnicare Designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

Omnicare and Purchaser have advised the Company that none of the Omnicare Designees during the past five years has (i) been party to federal bankruptcy law or state insolvency law proceedings, whereby a petition was filed by or against such designee or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such designee, (ii) been convicted in a criminal proceeding (excluding traffic misdemeanors) or (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order with respect to engaging in any type of business practice or enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or federal commodities laws, or a finding of any violation of federal or state securities laws.

Current Board of Directors

To the extent the Board will consist of persons who are not Omnicare Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

The names of the current members of the Board and certain information about them are set forth below:

Name	Age	Committees of the Board of Directors
John J. Arlotta	55	Chairman, Executive Committee

James H. Bloem	54	Chairman, Audit and Compliance Committee; Compensation Committee

James E. Dalton, Jr.	62	Nominating and Corporate Governance Committee; Compensation Committee

James D. Dondero	42	Chairman, Compensation Committee; Executive Committee

Robert H. Fish	54	Executive Committee

Dr. Philip P. Gerbino	57	Lead Director; Audit and Compliance Committee; Chairman, Nominating and Corporate Governance Committee

Arthur J. Reimers	50	Audit and Compliance Committee; Executive Committee

Phyllis R. Yale	47	Nominating and Corporate Governance Committee

John J. Arlotta has served as our chairman, president and chief executive officer since December 2003. From July 2003 to December 2003, Mr. Arlotta served as our vice chairman with primary responsibility for the NeighborCare business. Prior to joining us, Mr. Arlotta served as a consultant to Caremark Rx, Inc., a pharmaceutical services company, from February 2002 to July 2003. Mr. Arlotta was president and chief operating officer of Caremark Rx, Inc. from May 1998 to February 2002 and chief operating officer of Caremark Rx, Inc. from September 1997 to May 1998.

James H. Bloem has served as our director since October 2, 2001. Mr. Bloem has served as senior vice president and chief financial officer of Humana, Inc., a health benefits company, since February 2001. From September 1999 to February 2001, Mr. Bloem was an independent financial and business consultant. From August 1995 to September 1999, Mr. Bloem served first as executive vice president and then as president of the personal care division of Perrigo Company, the nation’s largest manufacturer of over-the-counter pharmaceuticals, personal care, and nutritional products for the store brand market.

James E. Dalton has served as our director since October 2, 2001. Mr. Dalton is the president of Edinburgh Associates, Inc., a consulting services company, a position he has held since 2001. From 1990 to 2001, Mr. Dalton served as president, chief executive officer and director of Quorum Health Group, Inc., a hospital ownership and management company. Mr. Dalton is a member of the board of directors of Select Medical Corporation and Universal Health Realty Income Trust.

James D. Dondero has served as our director since October 2, 2001. Since 1990, Mr. Dondero has served as president of Highland Capital Management, LP, an investment advisory firm, where he has facilitated growth through the creation of 19 separate portfolios holding in excess of $8 billion. Formerly, Mr. Dondero served as chief investment officer of Protective Life Insurance Company’s GIC subsidiary, an insurance provider, from 1989 to 1993. Mr. Dondero is a member of the board of directors of Motient Corporation.

Robert H. Fish has served as our director since October 2001. Since February 2005, Mr. Fish has been has been executive chairman and is also a director of Coram Healthcare, Inc., a provider of home infusion services. Mr. Fish served as our chairman and chief executive officer from January 2003 to December 2003 until his resignation from these positions on December 1, 2003. Prior to serving as our chairman and chief executive officer, Mr. Fish served as our interim chairman from November 2002 to January 2003 and as our interim chief executive officer from May 2002 to January 2003. Since November 1999, he has served as managing partner of Sonoma-Seacrest, LLC, a California-based healthcare practice specializing in strategic planning, performance improvement, and merger and acquisition issues. From August 1995 to September 1999, Mr. Fish served as president and chief executive officer of St. Joseph Health System, a health care provider. Mr. Fish is a member of the board of directors of GHC.

Dr. Philip P. Gerbino has served as our director since March 16, 2000. Since 1995, Dr. Gerbino has served as president of the University of the Sciences in Philadelphia, which includes the Philadelphia College of Pharmacy, and has been part of the faculty and administration of that institution for over 25 years. Dr. Gerbino is a member of the board of directors of DrugMax, Inc.

Arthur J. Reimers has served as our director since October 2003. Mr. Reimers is currently an independent financial and business consultant. He joined Goldman, Sachs & Co. as an investment banker in 1981 and in 1990 became a partner of the firm. Upon Goldman, Sachs & Co.’s initial public offering in 1998, Mr. Reimers became a managing director and served in that capacity until his retirement in 2001. From 1991 through 1996, Mr. Reimers served as co-head of Goldman, Sachs & Co.’s Financial Advisory Group in its London office. Returning to New York in 1996, Mr. Reimers founded and served as co-head of Goldman, Sachs & Co.’s Healthcare Investment Banking Division until 1998. Mr. Reimers is a member of the board of directors of Rotech Healthcare, Inc.

Phyllis R. Yale has served as our director since October 2003. Ms. Yale is a managing director of Bain and Company, Inc., a global management consulting firm. Ms. Yale joined Bain and Company in 1982, was elected to partnership in 1987 and currently manages its Boston office. Ms. Yale has worked extensively in the healthcare and financial services industries.

The Company has a classified board, composed of three classes of directors each serving three year terms. The three Class II Directors, whose terms expire after the 2005 Annual Meeting of Shareholders are James D. Donero, James H. Bloem and Phyliss R. Yale. The two Class III Directors, whose terms expire after the 2006

Annual Meeting of Shareholders, are James E. Dalton, Jr. and Dr. Philip P. Gerbino. The three Class I Directors, whose terms expire after the 2007 Annual Meeting of Shareholders, are John J. Arlotta, Robert H. Fish and Arthur J. Reimers. There are no familial relationships among the current directors or officers of the Company.

Director Independence

In February 2004, we amended the charters of our Audit and Compliance Committee and Compensation Committee and established a standing Nominating and Corporate Governance Committee to implement the new rules and standards of the SEC and Nasdaq Stock Market, Inc. The Board of Directors has determined that each of its directors, other than Messrs. Arlotta and Fish, is independent as defined in Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules (the “Nasdaq Rules”). Mr. Arlotta is currently our Chairman, President and Chief Executive Officer. Mr. Fish served as our Chairman and Chief Executive Officer during fiscal 2003 until his resignation from these positions on December 1, 2003 following the spin-off and remained an employee for transitional purposes until February 28, 2004. Generally, the Nasdaq Rules would prohibit a director from qualifying as “independent” if the director (or, in certain instances, members of the director’s family) has, or in the past three years has had, certain relationships or affiliations with NeighborCare or any of its consolidated subsidiaries, its outside auditors, or other companies that conduct business with NeighborCare or any of its consolidated subsidiaries.

Board Meetings

The Board of NeighborCare held a total of 25 meetings during the last completed fiscal year. No director attended fewer than 75% of the total number of meetings of the Board and committees of the Board, if any, on which he served during 2003. NeighborCare encourages, but does not require, members of our Board of Directors to attend the annual meetings of shareholders. Seven of our directors attended the 2004 Annual Meeting of Shareholders.

Communications with the Board

Any shareholder who desires to contact the Board of Directors or any one or more individual members thereof may do so electronically c/o the General Counsel by sending an e-mail to general.counsel@neighborcare.com or by writing to the Board of Directors, c/o General Counsel, NeighborCare, Inc., 601 East Pratt Street, 3rd Floor, Baltimore, Maryland 21202. Communications received electronically or in writing are compiled by the General Counsel and distributed to the Board of Directors or individual directors at the next regular meeting of the Board of Directors or sooner if circumstances warrant.

Board Compensation

Each of our directors who is not our employee receives an annual fee of $25,000 for serving as a director and cash compensation of $1,500 for each in-person meeting of the Board of Directors or Board Committee attended and $1,000 for each telephonic meeting of the Board of Directors or Board Committee attended. The chairperson of our Audit and Compliance Committee receives an additional annual fee of $10,000.

Each director also receives an annual award of restricted stock under our 2004 Performance Incentive Plan having a fair market value at the time of grant of $95,000. Such shares are 100% vested on the date of the award but during the period commencing on the date of the award and terminating on the date the grantee no longer serves as a director, referred to as the restricted period, the shares may not be sold, assigned, exchanged, gifted, transferred, pledged, or otherwise encumbered by the grantee except as described below. If, during the restricted period, the fair market value of the shares is greater than $285,000, the restrictions shall be lifted with respect to that number of the shares which represents the amount of the fair market value of the shares in excess of $285,000, but the restrictions shall continue to apply during the restricted period to that portion of the shares with a fair market value of $285,000. Upon a change of control, as defined in the plan, the shares shall be free of restrictions.

Effective June 15, 2004, each director was granted 3,033 shares of restricted stock valued at the closing market price of our common stock of $31.32.

Certain Business Relationships and Transactions with Management

Mr. Joseph A. LaNasa III was an elected member of our Board of Directors until December 2003. In this capacity, he participated and had the opportunity to vote on matters that were presented to our Board of Directors. Mr. LaNasa is employed by Goldman Sachs & Co. as a managing director. As a director, Mr. LaNasa acquired stock options that were granted under our 2001 Stock Option Plan, but these expired without being exercised.

In fiscal 2003, we engaged Goldman Sachs to act as joint lead financial advisor, together with UBS Warburg, in connection with the potential sale or spin-off of a significant portion of our capital stock or assets. In April 2004, we engaged Goldman Sachs to provide advisory services in connection with Omnicare, Inc.’s unsolicited tender offer to acquire all of our outstanding common stock. In fiscal 2004, we paid Goldman Sachs transaction fees in connection with strategic transactions and placement fees for the sale of securities and agreed to pay Goldman Sachs fees in connection with such advisory services.

CORPORATE GOVERNANCE

Organization of the Board of Directors and its Committees

The Board has four standing committees: (1) an Audit and Compliance Committee; (2) a Compensation Committee; (3) an Executive Committee; and (4) a Nominating and Corporate Governance Committee. The charters of the Audit and Compliance Committee, Compensation Committee and Nominating and Corporate Governance Committee are posted under Corporate Governance Documents — Investor on NeighborCare’s website at www.neighborcare.com.

Audit and Compliance Committee

The Audit and Compliance Committee held 12 meetings during the fiscal year ended September 30, 2004. The Audit and Compliance Committee is responsible for (i) the appointment, compensation and retention of NeighborCare’s independent public accountants; (ii) monitoring the relationship between and independence of NeighborCare and such independent accountants; (iii) the oversight of the accounting and financial reporting processes of NeighborCare and the audits of the financial statements of NeighborCare; and (iv) establishing procedures for the receipt, retention and treatment by NeighborCare of complaints regarding accounting, internal accounting controls or auditing matters (including the confidential, anonymous submission of such complaints by employees of NeighborCare). The Audit and Compliance Committee also serves as NeighborCare’s “qualified legal compliance committee” within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations. From October 1, 2003 through November 25, 2003, the Audit Committee was comprised of Messrs. Bloem, Dondero and Gerbino. On November 25, 2003, the Board of Directors appointed Messrs. Bloem, Gerbino and Reimers as members of the Audit and Compliance Committee following the spin-off. Mr. Bloem serves as the chairperson of the Audit and Compliance Committee. On February 11, 2004, the Board of Directors adopted an amended and restated Audit and Compliance Committee charter. All current Audit and Compliance Committee members and all Audit and Compliance Committee members during the fiscal year ended September 30, 2004 are independent within the meaning of Rule 10A-3 of the Exchange Act, and Rule 4200(a)(15) of the Nasdaq Rules. The Board of Directors has determined that Mr. Bloem is an “audit committee financial expert” as defined under Item 401(h) of Regulation S-K.

The Compliance Committee held no meetings during the fiscal year ended September 30, 2004. The Compliance Committee was responsible for ensuring that NeighborCare adopts and implements policies and procedures to ensure that NeighborCare complies with all applicable statutes and regulations. The Compliance Committee was comprised of Messrs. Bloem and Dalton during the fiscal year ended September 30, 2004. The Board of Directors combined the Audit Committee and the Compliance Committee in February 2004.

Compensation Committee

The Compensation Committee held seven meetings during the fiscal year ended September 30, 2004. The Compensation Committee is responsible for (i) the formulation, evaluation and approval of the compensation packages of NeighborCare’s executive officers and (ii) the oversight of all of the compensation programs involving the issuance of NeighborCare’s capital stock and other equity securities. From October 1, 2003 through November 25, 2003, the Compensation Committee was comprised of Messrs. Gerbino and LaNasa. On November 25, 2003, the Board of Directors appointed Messrs. Dondero, Bloem and Dalton as the members of the Compensation Committee following the spin-off. Mr. Dondero serves as the chairperson of the Compensation Committee. On February 11, 2004, the Board of Directors adopted an amended Compensation Committee charter. All current Compensation Committee members and all Compensation Committee members during the fiscal year ended September 30, 2004 are independent within the meaning of Rule 4200(a)(15) of the Nasdaq Rules.

Executive Committee

The Executive Committee held two meetings during the fiscal year ended September 30, 2004. The Executive Committee has the authority of the Board of Directors in the management of the business of NeighborCare during these periods between the regular meetings of the Board of Directors. From October 1, 2003 through November 25, 2003, the Executive Committee was comprised of Messrs. Dalton, Dondero, LaNasa and Fish. On November 25, 2003, the Board of Directors appointed Messrs. Arlotta, Dondero, Fish and Reimers to the Executive Committee following the spin-off. On December 1, 2003, Mr. LaNasa resigned from the Board of Directors. Mr. Arlotta serves as the chairperson of the Executive Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee held three meetings during the fiscal year ended September 30, 2004. The Nominating and Corporate Governance Committee is responsible for (i) the identification, screening and selection of qualified individuals to become directors and members of committees of the Board of Directors; (ii) the development and recommendation of corporate governance principles and policies to the Board of Directors and the periodic monitoring and updating of such principles and policies; and (iii) the oversight of the evaluation of the Board of Directors and management of NeighborCare. The Board of Directors established a Nominating and Corporate Governance Committee on November 25, 2003 and appointed Messrs. Gerbino and Dalton and Ms. Yale as members of the Nominating and Corporate Governance Committee following the spin-off. Dr. Phillip Gerbino serves as the chairperson of the Nominating and Corporate Governance Committee. All Nominating and Corporate Governance Committee members are independent and posses the ability to read and understand financial statements as required by Nasdaq rules.

Lead Director and Executive Sessions

The independent directors of the Board of Directors held three meetings without management present during the fiscal year ended September 30, 2004. The executive sessions of independent directors are led by Dr. Philip Gerbino, NeighborCare’s “lead director” as appointed by the independent directors on February 11, 2004. As lead director, Dr. Gerbino serves as a liaison between Mr. Arlotta, NeighborCare’s Chairman, and the Board of Directors.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics in compliance with the Nasdaq Rules and the rules and regulations of the SEC. Our Code of Business Conduct and Ethics applies to all directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and any other employees. A copy of our Code of Business Conduct and Ethics is available on our website located at www.neighborcare.com/investor. We will post any amendments to our Code of Business Conduct and Ethics on our website.

Director Nominations

Qualifications

In order to be nominated for director, a director candidate must meet the following criteria: (i) the director must be a natural person over 21 years of age; (ii) the director should have substantial management experience; (iii) the director should have knowledge about the issues affecting NeighborCare’s business and the institutional pharmacy services industry in which NeighborCare operates; (iv) the director should have exemplary personal integrity and reputation, sound judgment, strong decision-making ability and share the values of NeighborCare as outlined in the Code of Business Conduct and Ethics; and (v) the director should have sufficient time to devote the director’s energy and attention to the diligent performance of the director’s duties, including, but not limited to, review of NeighborCare’s documents, SEC filings and other materials and the attendance of the Board of Directors and committee meetings, as applicable. Additional special criteria apply to directors being considered to serve on a particular committee of the Board of Directors, including, but not limited to, the Audit and Compliance Committee. In addition, the Nominating and Corporate Governance Committee will review whether the director nominee is independent within the meaning of the Nasdaq Rules and the rules and regulations of the SEC.

Identification and Evaluation of Nominees

The Nominating and Corporate Governance Committee assesses the appropriate size of the Board of Directors in accordance with NeighborCare’s Articles of Incorporation and Amended and Restated Bylaws, as amended, taking into account any expected vacancies on the Board and which incumbent directors will stand for re-election at the next meeting of shareholders. If vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers candidates for director suggested by members of the Nominating and Corporate Governance Committee and other Board members as well as management, shareholders and other parties and makes recommendations to the full Board of Directors regarding proposed candidates to fill the vacancy. The Nominating and Corporate Governance Committee also has the authority to retain a search firm to identify and evaluate director candidates. Except for incumbent directors standing for re-election as described below, there are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director whether the nominee is recommended by a shareholder or any other party.

In the case of an incumbent director whose term of office expires, the Nominating and Corporate Governance Committee reviews such director’s service to NeighborCare during the past term, including, but not limited to, the number of Board of Directors and committee meetings attended, as applicable, quality of participation and whether the candidate continues to meet the general qualifications for a Board member outlined above, including the director’s independence, as well as any special qualifications required for membership on a particular Board committee if such director serves on one or more committees of the Board, and makes a recommendation regarding such director’s nomination for reelection to the full Board of Directors. If any member of the Nominating and Corporate Governance Committee is an incumbent director eligible to stand for re-election, such director shall not participate in the discussion of such director’s recommendation for nomination for election as a director by the Nominating and Corporate Governance Committee.

In the case of a new director candidate, the Nominating and Corporate Governance Committee will evaluate whether the nominee is independent, as independence is defined under the Nasdaq Rules, and whether the nominee meets the qualifications for a Board member outlined above as well as any special qualifications applicable to a member of a particular Board committee, such as the Audit and Compliance Committee, on which the nominee may be appointed to serve if elected. In connection with such evaluation, the Nominating and Corporate Governance Committee determines whether the Committee should interview the nominee, and if warranted, one or more members of the Nominating and Corporate Governance Committee interview the nominee in person or by telephone. Upon completing the evaluation, and the interview if deemed necessary, the Nominating and Corporate Governance Committee makes a recommendation to the full Board of Directors as to whether to nominate the director nominee for election at the next shareholders’ meeting at which directors will be elected.

Shareholder Nominations

The Nominating and Corporate Governance Committee will consider properly submitted shareholder recommendations of director candidates. A shareholder who wishes to recommend a prospective director nominee should send a letter to the Chairperson of the Nominating and Corporate Governance Committee at: NeighborCare, Inc., 601 East Pratt Street, 3rd Floor, Baltimore, Maryland 21202. Such letter must be signed and dated and the following information must be included in or attached to the letter:

•	name and address of the shareholder making the recommendation;

•	proof that the shareholder was the shareholder of record, and/or beneficial owner, of Common Stock as of the date of the letter;

•	the name, address and resume of the recommended nominee; and

•	the written consent of the recommended nominee to serve as a director of NeighborCare if so nominated and elected.

In addition, NeighborCare’s Amended and Restated Bylaws, as amended, permit a shareholder to nominate directors for election at an annual or special shareholders meeting, provided the shareholder follows the procedures summarized below:

•	nominations by shareholders for directors which have not been previously recommended by the Board of Directors must be submitted to the Secretary of NeighborCare in writing not later than (i) with respect to an election to be held at an annual meeting of shareholders, the latest date upon which shareholder proposals must be submitted to NeighborCare for inclusion in NeighborCare’s proxy statement relating to such meeting pursuant to Rule 14a-8 under the Exchange Act, or other applicable rules or regulations under the federal securities laws, or, if no such rules apply, at least ninety (90) days prior to the date one year form the date of the immediately preceding annual meeting of shareholders, and (ii) with respect to an election to be held at a special meeting of shareholders, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

•	each shareholder nomination must set forth the following:

•	the name and address of the shareholder making the nomination and of the person or persons nominated;

•	a representation that the shareholder is a holder of record of Common Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons nominated;

•	a description of all arrangements and understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations were made by the shareholder;

•	such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated by the Board of Directors; and

•	the consent of each nominee to serve as a director of NeighborCare if so elected.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% shareholders are required by the SEC regulation to furnish us with copies of all Section 16 (a) forms they file.

To our knowledge, based solely on review of the copies of such reports submitted to us with respect to the fiscal year ended September 30, 2004, all Section 16 (a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with, except that each of Messrs. Reimers, Dondero and Smith and Goldman Sachs Group, Inc. filed a late report on Form 4, each reporting one transaction, and Mr. Fish filed a late report on Form 4 reporting four transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2005 for: each person who we know owns beneficially more than 5% of our common stock; each of our executive officers named in the Summary Compensation Table contained in the section entitled, “Executive Compensation,” hereof; each of our directors; and all of our executive officers and directors as a group. On June 30, 2005 there were 44,124,707 shares of our common stock outstanding, including 259,360 shares to be issued in connection with our joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001.

Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Beneficial ownership, as set forth in the regulations of the SEC, includes securities owned by or for the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days of June 30, 2005. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities. Shares of common stock issuable upon the exercise of securities currently exercisable or exercisable within 60 days of June 30, 2005 are deemed outstanding for computing the share ownership and percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.

All addresses for the executive officers and directors are c/o NeighborCare, Inc., 601 East Pratt Street, Baltimore, Maryland 21202.

	Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock Owned (1)
Highland Capital Management, L.P. (2) Two Galleria Tower 13455 Noel Road, Suite 1300 Dallas, TX 75240	5,184,012	11.75%
Chesapeake Management Partners (3) 1829 Reisterstown Road, Suite 220 Baltimore, MD 21208	2,395,293	5.43%
Credit Suisse First Boston (4) 11 Madison Avenue New York, NY 10010	2,240,858	5.08%
Paul Tudor Jones, II (5) Tudor Investment Corporation 1275 King Street, 2nd Floor Greenwich, CT 06831	2,329,100	5.28%
John J. Arlotta (6)	811,842	1.84%
James D. Dondero (2)	5,184,012	11.75%
James H. Bloem (7)	53,663	*
Robert H. Fish (8)	405,866	*
Dr. Philip P. Gerbino (9)	10,616	*
James E. Dalton, Jr. (7)	53,663	*
Arthur J. Reimers	16,703	*
Phyllis R. Yale	6,703	*
John L. Kordash (10).	197,375	*
Robert A. Smith (11)	92,585	*
Richard W. Hunt (12)	44,821	*
Richard W. Sunderland Jr.	—	*
John F. Gaither, Jr. (13)	128,125	*
All executive officers and directors as a group (13 persons) (14)	7,005,974	15.88%

*	Less than one percent.

(1)	Excludes the beneficial ownership of units of our common stock held by certain executive officers and directors pursuant to our Non-Qualified Deferred Compensation Plan, which such executive officers cannot vote.

(2)

Includes 41,537 shares of our common stock beneficially and directly owned by Highland Capital Management, L.P. (“Highland Capital”) and 9,318 shares of our common stock to which Highland Capital has investment discretion; 46,960 stock options to purchase our common stock, which are exercisable within sixty days of June 30, 2005, granted under our 2001 Stock Option Plan to Mr. Dondero and 6,703 shares of our common stock held by Mr. Dondero (Mr. Dondero has an understanding with Highland Capital pursuant to which he holds the options for the benefit of Highland Capital); 2,235,004 shares of common stock beneficially and directly owned by Highland Crusader Offshore Partners, L.P. (“Crusader”); 264,656 shares of common stock beneficially and directly owned by Prospect Street High Income Portfolio, Inc. (“Prospect”); 41,100 shares of common stock owned by PCMG Trading Partners XXIII L.P. (“PCMG”); 98,300 shares of our common stock held by a trust for which Mr. Dondero is the sole grantor and trustee; and 2,440,434 shares of our common stock beneficially and directly owned by Highland Equity Focus Fund, L.P. Mr. Dondero disclaims beneficial ownership of 5,184,012 shares of our common stock. Based partially upon a Schedule 13D/A filed with the SEC on June 21, 2004 and a Form 4 filed with the SEC on October 5, 2004, on behalf of a group consisting of Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero. The general partner of Crusader is Highland Capital. Highland Capital, as a registered investment advisor, is the investment advisor for Prospect. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation (“Strand”). The general partner of PCMG is Strand Advisors III, Inc., a Delaware corporation (“Strand III”). Mr. Dondero is the president of Highland, Prospect, Strand, and Strand III, and our director.

(3)	Includes 1,284,390 shares of common stock directly owned by Chesapeake Partners Limited Partnership (“CPLP”), 1,027,803 shares of common stock directly owned by Chesapeake Partners International, Ltd. (“CPINTL”) and 83,100 shares of common stock directly owned by Barclays Global Investors Event Drive Fund II (“Barclays”). Chesapeake Partners Management Co., Inc. is deemed to beneficially own the shares of CPLP, CPINTL and Barclays under a sub-advisory agreement with Barclays Global Investors Limited in which the aforementioned funds owning our shares are managed. These amounts are based upon a Schedule 13D filed with the SEC on February 14, 2005

(4)	Includes 2,215,080 shares of common stock directly owned by Credit Suisse First Boston Capital and 25,778 shares of common stock directly owned by Credit Suisse First Boston LLC. These amounts are based upon a Schedule 13G/A filed with the SEC on April 7, 2005.

(5)	Includes 250,685 shares of common stock directly owned by Tudor Proprietary Trading LLC (“TPT”), 15,803 shares of common stock directly owned by The Altar Rock Fund, L.P. (“Altar Rock”), 1,593,797 shares of common stock directly owned by The Raptor Global Portfolio, Ltd. (“Raptor”) and 468,815 shares of common stock directly owned by The Tudor BVI Global Portfolio, Ltd. (“BVI”). Tudor Investment Corporation (“TIC”) is the sole general partner of Altar Rock and provides investment advisory services to Raptor and BVI, TIC may be deemed beneficially to own the shares of common stock owned by each of such reporting persons. Paul Tudor Jones, II is the controlling shareholder of TIC and the indirect controlling equity holder of TPT, therefore, he may be deemed beneficially to own the shares of common stock deemed beneficially owned by TIC and TPT. These amounts are based upon a Schedule 13G/A filed with the SEC on February 14, 2005.

(6)	Includes 671,875 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option Plan and 64,684 shares of restricted stock granted under our 2004 Performance Incentive Plan.

(7)	Includes 46,960 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option Plan.

(8)	Includes 399,163 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option.

(9)	Includes 3,913 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option Plan.

(10)	Includes 171,875 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option Plan and 25,000 shares of restricted stock granted under our 2004 Performance Incentive Plan.

(11)	Includes 60,156 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option Plan and 13,124 shares of restricted stock granted under our 2004 Performance Incentive Plan.

(12)	Includes 37,500 of restricted stock granted under our 2004 Performance Incentive Plan.

(13)	Includes 103,125 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option Plan and 25,000 shares of restricted stock granted under our 2004 Performance Incentive Plan.

(14)	Includes an aggregate of 1,550,987 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 2005 granted under our 2001 Stock Option Plan and 165,308 shares of restricted stock granted under our 2004 Performance Incentive Plan.

EXECUTIVE OFFICERS

The Board of Directors designated the following persons as executive officers for the 2005 fiscal year:

Name	Age	Position
John J. Arlotta	55	Chairman, President and Chief Executive Officer
Robert A. Smith	56	Chief Operating Officer
John L. Kordash	62	Executive Vice President and Assistant to the Chairman and Chief Executive Officer
Richard W. Hunt	50	Senior Vice President and Chief Financial Officer
John F. Gaither, Jr.	56	Senior Vice President, General Counsel and Secretary

John J. Arlotta has served as our chairman, president and chief executive officer since December 2003. From July 2003 to December 2003, Mr. Arlotta served as our vice chairman with primary responsibility for the NeighborCare business. Prior to joining us, Mr. Arlotta served as a consultant to Caremark Rx, Inc., a pharmaceutical services provider, from February 2002 to July 2003. Mr. Arlotta was president and chief operating officer of Caremark Rx, Inc. from May 1998 to February 2002 and chief operating officer of Caremark Rx, Inc. from September 1997 to May 1998.

Robert A. Smith has served as our chief operating officer since December 2003. From May 2001 to December 2003, Mr. Smith served as president and chief operating officer of NeighborCare and in December 2003, following the spin-off of GHC, Mr. Smith became our chief operating officer. Mr. Smith served as executive vice president and chief operating officer of NeighborCare from November 1999 to May 2001. He served as senior vice president of NeighborCare’s Allegheny region since August 1998, a position he held with Vitalink Pharmacy Services prior to its acquisition by NeighborCare. Mr. Smith has held senior management positions in several long-term care pharmacy organizations since 1988.

John L. Kordash has served as our executive vice president and assistant to the chairman and chief executive officer since December 2003. From July 2003 to December 2003, Mr. Kordash served as our executive vice president and assistant to the vice chairman. Prior to joining us, Mr. Kordash was chairman and chief executive officer of Medical Scientists, Inc., a healthcare company that provides predictive modeling medical software and healthcare consulting services to organizations at risk for medical care costs, since 1997.

Richard W. Hunt has served as our senior vice president and chief financial officer since July 2004. From February 2004 to July 2004, Mr. Hunt served as chief executive officer of Gresham Holdings, LLC, a consulting services firm. From August 2000 until February 2004, Mr. Hunt served as senior vice president and chief financial officer of Global Healthcare Exchange, LLC, a supplier of business-to-business procurement solutions for the healthcare industry. From 1982 to 2000, Mr. Hunt served in various financial positions of increasing responsibility with Baxter International, Inc., a leading manufacturer and marketer of healthcare products and services.

John F. Gaither, Jr. has served as our senior vice president, general counsel and secretary since September 2003. From April 2000 to September 2003, Mr. Gaither served as vice president, general counsel and corporate secretary of Global Healthcare Exchange, LLC, a supplier of business-to-business procurement solutions for the healthcare industry. From 1982 to 2000, Mr. Gaither held various positions with Baxter International, Inc., a leading manufacturer and marketer of healthcare products and services.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned during each of the last three fiscal years by our current and former Chief Executive Officer and our five other most highly compensated executive officers, referred to as the Named Executive Officers, whose aggregate salaries and bonuses exceeded $100,000 for services rendered in all capacities to us during fiscal 2004.

	Annual Compensation				Long-term Compensation
Name and Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation (3)	Restricted Stock Awards ($)(4)	Securities Underlying Options/ SAR’s	All Other Compensation ($)(5)
John J. Arlotta Chairman, President and Chief Executive Officer	2004 2003	$850,000 163,462	$130,000 850,000	$102,184 —	$6,077,521 —	$1,000,000 —	$76,570 29,005

Robert H. Fish Former Chief Executive Officer	2004 2003 2002	375,962 850,000 274,615	412,500 1,221,410 70,833	— 83,406 —	94,994 — —	3,913 177,500 25,000	480 — —

Robert A. Smith Senior Vice President and Chief Operating Officer	2004 2003 2002	350,000 360,768 310,003	405,900 75,250 60,000	— — —	822,150 — 304,950	87,500 — 50,000	1,708 2,000 1,700

John F. Gaither, Jr. Senior Vice President, General Counsel and Corporate Secretary	2004	280,000	10,000	9,750	623,750	150,000	—

John L. Kordash Vice Chairman and Executive Vice President	2004 2003	250,000 15,385	15,000 —	9,750 —	623,750 —	250,000 —	2,398 —

Richard W. Sunderland, Jr. Former Chief Financial Officer	2004 2003 2002	230,769 244,808 218,828	314,300 69,375 65,600	— — —	— — 223,630	75,000 — —	79,607 — —

Richard W. Hunt Senior Vice President and Chief Financial Officer	2004	61,538	—	—	1,247,500	—	225

(1)	Includes compensation deferred under the 401(k) Retirement Plan, Non-Qualified Deferred Compensation Plan and other arrangements with us. Other payments made by us under the 401(k) Retirement Plan, Non-Qualified Deferred Compensation Plan and other arrangements with us are not included.

(2)	Messrs. Arlotta, Fish, Gaither, Kordash and Sunderland received bonuses of $130,000, $200,000, $10,000, $15,000, and $20,000, respectively, in connection with the spin-off of GHC in fiscal 2004. Mr. Fish received a pro rated performance bonus of $212,500 in fiscal 2004. Messrs. Smith and Sunderland received employment contract payouts in fiscal 2004 of $405,900 and $294,300, respectively. Mr. Arlotta received a performance bonus of $550,000 and a sign-on bonus of $300,000 in fiscal 2003. Mr. Fish received a performance bonus of $500,000 and a bonus of $721,410 upon his appointment as chief executive officer in fiscal 2003. All other amounts reflect performance bonuses.

(3)	Mr. Arlotta received compensation of approximately $40,041 for housing expenses ($16,041 of which represents a tax “gross-up” payment) and $13,000 for automobile expenses in fiscal 2004. Mr. Arlotta also received $49,143 in tax “gross-up” payments in relation to a company-sponsored life insurance plan in fiscal 2004. All remaining amounts in fiscal 2004 reflect compensation for automobile expenses. Mr. Fish received compensation of approximately $62,206 for housing expenses and approximately $15,200 for automobile expenses in fiscal 2003.

(4)	Restricted stock grants in fiscal 2004 were authorized under our 2004 Performance Incentive Plan (the “2004 Plan”) on June 15, 2004. The restrictions vest at variable rates over a three-year term for each recipient. The market value of our common stock at September 30, 2004 was $25.35 per share. The grants of restricted stock to Mr. Arlotta were committed in Mr. Arlotta’s employment agreement but were not made until after our shareholders’ approval on June 15, 2004 of the 2004 Plan. Restricted stock grants in fiscal 2002 and 2003 were authorized under our 2001 Stock Incentive Plan. See “Benefit Plans—2001 Stock Incentive Plan.” Of the shares granted to Mr. Arlotta, 64,678 vested immediately. As of September 30, 2004, Mr. Arlotta had 113,197 shares unvested at a value of $2,869,543, Mr. Smith had 19,687 shares unvested at a value of $499,065, Messrs. Gaither and Kordash had 25,000 shares unvested at a value of $633,750, and Mr. Hunt had 37,500 shares unvested at a value of $950,625.

(5)	Includes severance pay, company-sponsored long-term disability and life insurance coverage. Mr. Arlotta received $75,000 in relation to a company-sponsored life insurance plan and $1,570 in imputed income from long-term disability/life insurance premiums in fiscal 2004. Payments to Messrs. Fish, Smith, Kordash and Hunt in fiscal 2004 reflect imputed income from long-term disability/life insurance premiums. Mr. Sunderland received severance payments in the aggregate amount of $78,919 in fiscal 2004.

Option/SAR Grants in Last Fiscal Year

The following table sets forth certain information concerning stock options granted under the 2001 Stock Option Plan during fiscal 2004 to the Named Executive Officers (Mr. Fish left the Company’s employ on February 28, 2004):

	Individual Grants					Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
Name	Number of Securities Underlying Options/SAR’s Granted (1)	Percent of Total Options/SAR’s Granted to Employees in Fiscal Year		Exercise Price per Share	Expiration Date	5%		10%
John J. Arlotta	250,000 250,000 250,000 250,000	15.80 15.80 15.80 15.80	% % % %	21.50 19.55 18.79 20.12	12/9/2013 12/16/2013 12/24/2013 1/15/2014	$ $ $ $	3,380,309 3,073,722 2,954,233 3,163,240	$ $ $ $	8,566,366 7,789,416 7,486,605 8,016,525

Robert H. Fish	3,913	0.25%		15.47	10/1/2013		$38,070		$96,476

Robert A. Smith	87,500	5.50%		21.50	12/9/2013		$1,183,108		$2,998,228

John F. Gaither, Jr.	150,000	9.50%		21.50	12/9/2013		$2,028,185		$8,566,366

John L. Kordash	250,000	15.80%		21.50	12/9/2013		$3,380,309		$5,139,819

Richard W. Sunderland, Jr.	75,000	4.70%		21.50	12/9/2013		$1,014,093		$2,569,910

Richard W. Hunt.	—	—		—	—		—		—

(1)	Pursuant to Mr. Sunderland’s separation agreement, 46,875 options granted under the 2001 Stock Option Plan were forfeited in connection with his resignation.

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth certain information concerning the number and value of unexercised options to purchase shares of our common stock held at the end of fiscal 2004 by the Named Executive Officers:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Securities Underlying Options/SARs Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the- Money Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable (1)
John J. Arlotta	—	—	421,875/578,125	2,026,250/3,088,594
Robert H. Fish	147,797	1,779,403	399,163/—	4,932,794/—
Robert A. Smith	—	—	38,281/49,219	147,382/189,493
John F. Gaither, Jr.	—	—	65,625/84,375	252,656/324,844
John L. Kordash	—	—	109,375/140,625	421,094/541,406
Richard W. Sunderland, Jr.	—	—	28,125/—	108,281/—
Richard W. Hunt	—	—	— /—	— /—

(1)	Stock price at close of business on September 30, 2004 was $25.35.

COMPENSATION COMMITTEE REPORT

Compensation Governance

The Compensation Committee of the Board of Directors (the “Committee”) administers NeighborCare’s compensation program for its executive officers, including the compensation of its Chief Executive Officer. The membership of the Committee is determined by the Board of Directors upon the recommendation of the Nominating and Corporate Governance Committee and is comprised of entirely independent directors. The Committee meets at regularly scheduled times during the year and reports on Committee actions and recommendations at meetings of the Board of Directors. The Company’s General Counsel and Human Resources Department assist the Committee in the performance of its responsibilities regarding executive officer compensation and, in certain instances, act pursuant to delegated authority to fulfill various functions in administering the Company’s executive compensation programs. In addition, the Committee regularly engages independent compensation consultants to assist in determining the competitiveness of the Company’s total executive compensation structure.

Compensation Philosophy

The Company’s executive compensation program is structured and administered to support the Company’s business mission and align compensation with business objectives. This mission focuses on the design and administration of pharmaceutical services to the long term care marketplace, as well as the retail and home care sectors, with a focus on knowledge and leveraging our clinical and cost management expertise to promote quality, cost-effective care. In furthering this mission, the Committee annually reviews, evaluates, and makes recommendations concerning the Company’s compensation strategy, executive compensation and incentive compensation programs, including the determination of base salary (and adjustments thereto), the amount of annual cash-based incentive compensation, including awards under the annual Incentive Compensation Program, and the amount and type of long-term incentive awards under the 2004 Performance Incentive Plan, each subject to the approval of the Board of Directors.

The Committee’s annual review, evaluation, and recommendations for executive compensation are based on several guiding principles, including:

•	enabling the Company to attract, retain and motivate executives who are capable of leading the Company in achieving its business objectives in an industry characterized by competitiveness, growth and a challenging business environment;

•	giving executives competitive compensation and incentives to pursue the maximization of long-term shareholder value;

•	aligning the financial interests of the Company’s executive officers with those of its shareholders in both the short-term and long-term;

•	being competitive when compared to healthcare and non-healthcare companies of similar size and scope (the “Peer Companies”); and

•	recognizing the success of executives and employees in achieving both qualitative and quantitative goals for the benefit of the Company and its shareholders.

It is the Committee’s goal to combine the three primary components of the Company’s executive compensation structure (i.e., base salary, cash-based incentive compensation and long-term incentive awards) to create a total compensation package for executive officers that is at or above the median compensation level for executive officers of similarly sized companies in comparable businesses, including the Peer Companies, provided that the Company achieves its business and financial objectives. Additional components of executive compensation that the Committee considers include the dollar value to the executive and cost to the Company of all perquisites or similar personal benefits, the earnings and accumulated payout obligations under the Company’s Non-Qualified Deferred Compensation Plan, as amended, and potential payout obligations under possible severance and change-in-control scenarios. Each component is addressed by the Committee in the context of competitive conditions, including compensation offered by the Peer Companies, independent executive compensation surveys and “best practices” materials and the Committee’s objectives, as well as the performance of the individual executive officer and the Company.

Base Salary

Each executive officer’s annual salary, including the base salary of the Chief Executive Officer, is based primarily upon the competitive market for the executive officer’s services. It is the Committee’s goal that the Company pays market level compensation for market level performance. The Committee therefore considers the levels of compensation paid by other companies, including the Peer Companies, in determining appropriate levels of compensation for the Company’s executive officers. Base salary decisions, however, are not targeted to specific compensation amounts paid by other companies and depend largely upon an individual executive officer’s performance.

The Committee evaluates certain qualitative factors relating to the performance of each executive, including the Chief Executive Officer, during the preceding year. These include:

•	experience;

•	responsibilities assumed;

•	demonstrated leadership ability;

•	overall effectiveness;

•	contribution to the Company’s priorities; and

•	the level of an executive officer’s compensation in relation to other executive officers in the Company with the same, more or less responsibilities.

Compensation arrangements for executive officers are often set forth in employment agreements with specified terms, which are reviewed and approved by the Committee. The Company has employment agreements with each of its named executive officers setting forth the base salary of each named executive officer, which agreements are described in further detail under “Executive Compensation — Employment Agreements and Severance Agreements.”

Cash-Based Incentive Compensation

In addition to base salary, the Committee recommends annual cash incentive bonuses for the Chief Executive Officer, based upon the performance of the Company and the Chief Executive Officer during the applicable period. In general, individual cash incentive bonuses for the Chief Executive Officer are established pursuant to the employment agreement between the Company and the Chief Executive Officer, which establishes a target annual cash incentive bonus of at least 100% of base salary, although the Committee is authorized to approve cash incentive bonuses of greater than 100% of base salary if performance goals are achieved. No cash incentive bonus was paid to the Chief Executive Officer with respect to fiscal 2004.

All other executive officers participate in the Company’s annual Incentive Compensation Program, which provides a cash incentive bonus for the achievement of pre-established financial and operational goals, both at the individual level and organizational level. For fiscal 2004, the applicable target performance goals related to the Company’s earnings before interest, taxes, depreciation and amortization. Based on performance against the previously established goals, no cash incentive bonuses were paid to executive officers with respect to fiscal 2004.

Long-Term Incentive Awards

Long-term incentive compensation is provided in the form of grants of stock options and/or restricted stock. The objective of these awards is to align the long-term interests of executive officers and shareholders by creating a direct link between executive compensation and shareholder return, and to enable executives to develop and maintain a significant long-term equity interest in the Company. To achieve this purpose, the Company adopted the 2004 Performance Incentive Plan (the “Performance Incentive Plan”) in June 2004, which permits grants of incentive stock options, options not intended to qualify as incentive stock options, stock appreciation rights, restricted and unrestricted stock awards, and combinations of the foregoing. The long-term incentive component (through extended vesting) is also designed to create retention incentives for the executive officers. Only awards of restricted stock were granted during fiscal 2004.

The Performance Incentive Plan is administered by the Committee, which has full and exclusive power to administer and interpret the Performance Incentive Plan, to grant awards and to adopt such administrative rules, regulations, procedures, and guidelines governing the Performance Incentive Plan and the awards as it may deem necessary in its discretion, from time to time; provided, however, that grants to executive officers must also be approved by the Board of Directors. The Committee’s authority includes, but is not limited to, the authority to:

•	determine the type of awards to be granted under the Performance Incentive Plan;

•	select award recipients and determine the extent of their participation;

•	determine the method or formula for establishing the fair market value of the Company’s common stock for various purposes under the Performance Incentive Plan; and

•	establish all other terms, conditions, restrictions and limitations applicable to awards and the shares of the Company’s common stock issues pursuant to awards, including, but not limited to, those relating to a participant’s retirement, death, disability, leave of absence or termination of employment.

Similar to base salary and cash-based incentive compensation, long-term incentive award levels are set with regard to competitive conditions, including similar awards offered by the Peer Companies, and each executive officer’s actual award, including the Chief Executive Officer’s, is based upon the executive officer’s performance, potential for increased responsibility and contributions, leadership abilities and commitment to the Company’s business mission.

Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, establishes a limit of $1,000,000 on the amount of compensation that NeighborCare may deduct in any one year with respect to its Chief Executive Officer and each of the four other most highly paid executive officers. Certain performance-based compensation approved by shareholders is not subject to the deduction limit if certain conditions are met. The Performance Incentive Plan is qualified in order that certain awards under such plan constitute performance-based compensation not subject to Section 162(m) of the Internal Revenue Code. In an effort to maintain flexibility in NeighborCare’s compensation policies designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible.

Chief Executive Officer Compensation

In determining Mr. Arlotta’s total compensation, the Committee evaluated the same factors which it considers in establishing the compensation levels of the Company’s other executive officers. In addition, the Committee considered Mr. Arlotta’s position as NeighborCare’s most senior executive officer, a review of compensation for chief executive officers of similarly sized companies in comparable businesses, including the Peer Companies, and the significant role Mr. Arlotta has in achieving the Company’s business mission.

Mr. Arlotta’s annual base salary for fiscal 2005 is $900,000.

Mr. Arlotta had an opportunity to earn a cash incentive bonus equal to at least 100% of his base salary for fiscal 2004 under the terms of his employment agreement; however, he recommended no payout and the committee concurred with his recommendation. Mr. Arlotta was paid a special bonus in the amount of $130,000 in fiscal 2004 relating to the spin-off of Genesis HealthCare Corporation in December 2003.

Pursuant to the terms of his employment agreement, Mr. Arlotta received a one-time award of restricted stock in connection with the spin-off of Genesis HealthCare Corporation having an aggregate market value on the date of grant of $4,000,000, which such shares were issued upon the shareholders’ approval of the Performance Incentive Plan in June 2004. The restricted shares contain the terms and conditions discussed under “Executive Compensation and Certain Transactions — Summary Compensation Table.” No other long-term incentive awards were granted to Mr. Arlotta in fiscal 2004.

During the course of fiscal 2004, the Committee reviewed all forms of compensation paid to Mr. Arlotta, including base salary, the one-time spin-off cash bonus, long-term incentive awards, the value of perquisites or similar personal benefits received for fiscal 2004, the aggregate values of restricted stock and stock options held as of the end of fiscal 2004 and potential payout obligations under possible severance and change-in-control scenarios.

Conclusion

Based on these factors and considerations, the Committee has determined the executive officers’ total compensation (and, in the case of severance and change-in-control scenarios, the potential payouts), including the Chief Executive Officer’s total compensation, in the aggregate to be reasonable and fair and further that such compensation structure meets the Company’s objective of attracting and retaining talented and motivated executive officers in order to maximize long-term shareholder value.

Members of the Compensation Committee:

James D. Dondero (Chairperson)

James H. Bloem

James E. Dalton

Employment Agreements and Severance Arrangements

Employment Agreements

Effective July 7, 2003, we entered into an employment agreement with John J. Arlotta, our chairman, president and chief executive officer, as amended on December 9, 2003, June 18, 2004 and July 12, 2005. The agreement automatically renews for an additional one-year period on each anniversary of its effective date. The automatic extension of the agreement may be terminated with notice by either the affirmative vote of two-thirds of the non-management members of the Board of Directors or by Mr. Arlotta. Mr. Arlotta receives an annual base salary of $850,000, subject to annual reviews by the Compensation Committee of the Board of Directors pursuant to the employment agreement. The agreement provided for an incentive bonus of not less than $550,000, with a target bonus of 80% of his base salary, for fiscal 2003. Annually thereafter, the agreement provides that Mr. Arlotta will receive an incentive bonus equal to at least 100% of his base salary but only upon the Compensation Committee’s certification that the applicable performance goals have been achieved. Mr. Arlotta received a signing bonus of $300,000 and an incentive (i.e., performance) bonus of $550,000 in fiscal 2003 pursuant to the agreement. Mr. Arlotta received no incentive (i.e., performance) bonus under his employment contract with respect to fiscal 2004. Upon the recommendation of the Compensation Committee, the Board of Directors increased Mr. Arlotta’s annual base salary from $850,000 to $900,000 effective as of March 1, 2005.

Pursuant to the terms of the agreement, we granted to Mr. Arlotta options to purchase 1,000,000 shares of our Common Stock in increments of 250,000 shares on each of December 9, 2003, December 16, 2003, December 24, 2003 and January 5, 2004, of which 25% vests immediately upon the date of grant and the remainder vests in quarterly installments of 6.25% thereafter. Under the agreement, Mr. Arlotta also received a restricted stock award on January 15, 2004 with an aggregate value of $4,000,000, rounded to the nearest whole share and based on the average closing price of our common stock for the thirty trading days immediately following the spin-off. On the date of the restricted stock award, 25% of the shares vested immediately, with vesting in equal quarterly installments thereafter such that the shares vest in full by July 7, 2006. In addition, Mr. Arlotta is entitled to participate in each employee benefit plan or perquisite applicable generally to our executive officers. Under the terms of the agreement, all equity-based compensation will fully vest automatically upon a change in control, any termination by us without cause or due to Mr. Arlotta’s death or disability, each as defined in the agreement, any termination by Mr. Arlotta for good reason or our failure to automatically extend the term of the agreement.

The Board of Directors may terminate the employment agreement with Mr. Arlotta with or without cause, as defined in the agreement, by the affirmative vote of two-thirds of the non-management members of the Board of Directors. Mr. Arlotta may terminate his employment with us upon notice of the occurrence of certain events, including a change in control of NeighborCare. Upon termination of the employment agreement for any reason, Mr. Arlotta will be entitled to his accrued and unpaid base salary through the date of termination, any earned but unpaid bonus for any fiscal year ending prior to the date of termination, any benefits accrued and vested under the terms of our employee benefit plans and programs through the date of termination, all deferred compensation of any kind and the option to have assigned to him any assignable insurance policy relating to him. In addition upon death, we will pay Mr. Arlotta’s estate a lump sum in cash equal to his base salary for the period from the date of death through the end of the term of the agreement, benefits as if his employment had terminated on the last day of the month and a pro rata bonus for the portion of the year of termination preceding the date of his death based upon an annual amount equal to 100% of his base salary. Also, all restricted stock, stock options and performance share awards will automatically vest as of the date of death.

If Mr. Arlotta’s employment agreement is terminated by us without cause or due to his disability, each as defined in the agreement, or by Mr. Arlotta for good reason or following a change of control, each as defined in the agreement, or as a result of non-extension of the agreement, in addition to the foregoing, NeighborCare will:

•

pay him a pro rata bonus for the portion of the year in which the date of termination occurs preceding the date of termination based upon an annual amount equal to 100% of his base salary and a lump-sum cash payment equal to two times his highest base salary in the three years preceding termination plus two times his target bonus for the year of termination less any disability insurance benefits if applicable for the two-year period beginning with the date of termination;

•	continue to provide the health and life insurance benefits provided to him and his spouse and eligible dependents immediately prior to his date of termination for a period of two years following the date of termination; and

•	all restricted stock, stock option and performance share awards will fully vest and remain exercisable for two years following termination.

In addition, Mr. Arlotta is entitled to the above consideration in the event that he terminates the agreement because NeighborCare has engaged or has required that he engage in any activity which would cause him to violate covenants of his contained in a consulting agreement between him and his former employer, Caremark Rx, Inc. On July 8, 2003, Caremark filed a complaint seeking to prohibit Mr. Arlotta’s employment with NeighborCare pursuant to the terms of such consulting agreement. In December 2003, NeighborCare, Caremark and Mr. Arlotta entered into a Partial Release and Settlement Agreement pursuant to which Mr. Arlotta was permitted to accept continued employment with NeighborCare under certain conditions and Caremark was released of certain compensation obligations to Mr. Arlotta and the complaint was dismissed without prejudice.

Mr. Arlotta’s employment agreement contains confidentiality provisions that apply during and after the term of employment and non-competition and non-solicitation provisions that generally limit him from engaging in certain activities for the term of employment and for a period of two years after, regardless of the reason for the termination of employment.

On each of July 28, 2003, September 10, 2003, November 24, 2003 and November 26, 2003, we entered into employment agreements with John L. Kordash, our executive vice president and assistant to the chief executive officer, John F. Gaither, Jr., our senior vice president, general counsel and secretary, Richard W. Sunderland, Jr., our former chief financial officer, and Robert A. Smith, our chief operating officer, respectively. Effective December 9, 2003, each of these agreements was amended and restated. Effective June 22, 2004 and July 12, 2005, the agreements with Messrs. Kordash and Gaither were further amended and effective February 11, 2005 and July 12, 2005, the agreement with Mr. Smith was further amended. The agreements with Messrs. Kordash and Gaither expire on October 1, 2005. The agreement with Mr. Smith expires on December 1, 2005. On May 7, 2004, the Company entered into a Separation Agreement with Richard W. Sunderland, Jr., and on August 27, 2004, Mr. Sunderland resigned as our chief financial officer. See “ — Transition Agreements.”

The agreements provide that annual base salaries to be paid to Messrs. Kordash, Gaither, Sunderland and Smith are $250,000, $280,000, $250,000 and $350,000, respectively. In addition, the agreements with Messrs. Kordash and Gaither provided for an option grant on December 9, 2003 to purchase 250,000 and 150,000 shares, respectively, of our common stock at an exercise price of $21.50, of which 25% vested immediately upon the date of grant and the remainder vests in quarterly installments of 6.25% thereafter. The agreements with Messrs. Sunderland and Smith provided for option grants by incorporation of prior letter agreements with us, as described below, at the same exercise price and vesting schedule described above. Under the terms of the agreements, all outstanding equity-based compensation shall automatically become fully vested upon any termination by us without cause or due to the executive’s death or disability or the executive’s termination for good reason, each as defined in the agreements; provided that the agreements with Messrs. Smith and Sunderland provide for less than full vesting upon termination on or before January 1, 2005 in certain instances. Upon the recommendation of the Compensation Committee, the Board of Directors increased the annual base salaries of Messrs. Kordash, Gaither and Smith from $250,000, $280,000 and $350,000, respectively, to $275,000, $295,000 and $360,000, respectively, effective as of March 1, 2005.

The agreements with Messrs. Kordash, Gaither, Sunderland and Smith contain the following provisions that are substantially similar to those provisions contained in Mr. Arlotta’s employment agreement discussed above:

an automatic one-year extension, eligibility to participate in stock option, incentive compensation and other incentive plans, receipt of perquisites generally provided to our officers, termination of the agreement by us with or without cause and by the executive upon the occurrence of certain events and confidentiality and non-competition and non-solicitation provisions. Each agreement also provides for severance compensation in the event of termination without cause or for good reason consisting of a pro rata bonus for the portion of the year in which the date of termination occurs, a lump-sum payment equal to the sum of the executive’s average base salary and the average annual bonus earned under our incentive plans for the most recent two years, continuation of health and life insurance benefits for up to two years and vesting of previously granted stock options and restricted stock.

Effective June 22, 2004 and February 11, 2005, we amended our agreements with Messrs. Kordash and Gaither and Mr. Smith, respectively, to provide (i) that resignation during the ninety day period beginning six months following a change in control will constitute termination by the executive for good reason, and (ii) for the automatic vesting of all equity-based compensation upon a change in control unless otherwise specifically provided by reference to the amended agreement in any plan or award thereunder or unless 75% of the incumbent directors (as defined in our 2004 Performance Incentive Plan) determine otherwise prior to such change in control. The June 22, 2004 amendment to our agreements with Messrs. Kodash and Gaither further provides for payment upon termination without cause, death or disability or termination by executive for good reason within two years of a change in control equal to two times his average annual base salary and average annual bonus under our incentive plans for the most recent two years.

In November 2003, in contemplation of the spin-off of GHC, we entered into letter agreements with Messrs. Smith and Sunderland which were incorporated by reference into each executive’s amended and restated employment agreement described above. Under the letter agreements, each executive agreed to waive his right to a lump-sum payment and other benefits that the spin-off would likely have triggered under their employment agreements in exchange for continued employment until the spin-off. In addition, upon completion of the spin-off, we agreed to:

•	make a lump-sum payment to Messrs. Smith and Sunderland of $405,900 and $294,300, respectively, in settlement of amounts owing under prior employment agreements;

•	continue each executive’s employment with the terms and conditions of the employment agreements described above;

•	grant a stock option to Messrs. Smith and Sunderland to purchase 87,500 and 75,000, respectively, shares of our Common Stock; and

•	on the six-month anniversary of the option grant, either grant an additional option to purchase the same amount of our Common Stock or grant shares of restricted stock having a value equivalent to the replaced options.

On June 29, 2004, we entered into an employment agreement with Richard W. Hunt, our senior vice president and chief financial officer. The agreement provides that Mr. Hunt’s base salary for the initial one-year term of the agreement is $250,000. The agreement also provides for the grant of 50,000 shares of our restricted stock, of which 12,500 vest 45 days after the grant date and the remaining amount vests in equal installments on each of the first three anniversaries of the effective date, provided that Mr. Hunt remains employed by us on each such date. In the event that a change of control, as defined in the agreement, occurs on or prior to December 31, 2004, 30,000 of such shares of restricted stock will immediately vest (inclusive of, and not in addition to, the 12,500 shares scheduled to vest 45 days after the grant date). In the event that a change of control occurs after December 31, 2004, all of such shares of restricted stock will vest in full. Upon the recommendation of the Compensation Committee, the Board of Directors increased Mr. Hunt’s annual base salary from $250,000 to $260,000, effective as of March 1, 2005.

The agreement with Mr. Hunt contains the following provisions that are substantially similar to those provisions contained in our agreements, as amended, with Messrs. Kordash and Gaither discussed above: an automatic one-year extension, eligibility to participate in equity and cash incentive compensation and other incentive plans, receipt of perquisites generally provided to our officers, termination of the agreement by us with or without cause and by Mr. Hunt upon the occurrence of certain events and confidentiality and non-competition and non-solicitation provisions. The agreement also provides for severance compensation in the event of termination without cause or for good reason consisting of a pro rata bonus for the portion of the year in which the date of termination occurs, a lump-sum payment equal to the sum of Mr. Hunt’s average base salary and the average annual bonus earned under our incentive plans for the most recent two years or, during the two-year period following a change of control as described above with respect to our agreements with Messrs. Kordash and Gaither, two times such sum, continuation of health and life insurance benefits for up to two years and, if but only if such termination occurs after the first anniversary of our agreement with Mr. Hunt, vesting of previously granted stock options and restricted stock.

On July 6, 2005, the Company approved amendments to the employment agreements between the Company and each of John J. Arlotta, John L. Kordash, John F. Gaither, Jr., Richard W. Hunt, Robert A. Smith and Stephen Duvall. The approved amendments relate principally to the non-compete and non-solicitation provisions applicable to the executives under certain circumstances, and, when executed by the executives, will have the effects described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Employment Agreement Amendments” in Amendment No. 20 to the Solicitation/Recommendation Statement on Schedule 14D-9 to which this Information Statement is annexed. Such description is incorporated herein by reference.

Transition Agreements

On December 1, 2003, in connection with the spin-off, Robert Fish resigned as our chairman and chief executive officer. Mr. Fish remained our employee for transitional purposes until his termination on February 28, 2004. Pursuant to the terms of Mr. Fish’s employment agreement, upon his resignation Mr. Fish received $766,500 in accrued and unpaid salary and bonuses through the date of termination and a continuation of health and insurance benefits for himself, his spouse and eligible dependents for a period of one year following the date of termination. Upon his resignation, all restricted stock awards made to Mr. Fish fully vested, and all vested stock options remained exercisable through the original terms with all rights. The employment agreement also contains provisions which restricted Mr. Fish from competing with NeighborCare for a period of one year after termination.

On December 9, 2003, we entered into an option cancellation agreement with Mr. Fish relating to options which vested upon the completion of the spin-off and Mr. Fish’s termination of employment in connection with the spin-off. After the board of director’s adjustment to the aggregate number and exercise price of all outstanding options to purchase our common stock in connection with the spin-off and as of the date of the agreement, Mr. Fish held options to purchase 430,470 shares of our common stock at an exercise price per share of $10.86 and 352,203 shares at an exercise price of $12.99, each of which expire on February 28, 2006. Under the option cancellation agreement, Mr. Fish surrendered to us options to purchase 282,673 shares of common stock at the exercise price of $10.86 for the aggregate cash payment of $2,580,108 less any applicable withholding taxes.

On May 7, 2004, we entered into a Separation Agreement with Richard W. Sunderland, Jr., then our chief financial officer. Under the agreement, effective August 27, 2004, Mr. Sunderland received incentive compensation of $59,688 and will receive $250,000 of severance in installments through August 27, 2005. Additionally, Mr. Sunderland will continue to receive benefits through August 27, 2006.

Benefit Plans

2004 Performance Incentive Plan

On June 15, 2004, our shareholders approved our 2004 Performance Incentive Plan. The purposes of our 2004 Performance Incentive Plan are to attract and promote the long-term retention of our key employees, directors and certain other persons who are in a position to make significant contributions to our success, to reward our employees, directors and other persons for their contributions, to provide additional incentive to our employees, directors and other persons to continue making similar contributions and to further align the interests of our employees, directors and other persons with those of our shareholders. The 2004 Performance Incentive Plan was adopted to replace, on a prospective basis, our 2001 Stock Incentive Plan and 2001 Stock Option Plan, each as described below. See “ — 2001 Stock Incentive Plan” and “ — 2001 Stock Option Plan.”

The 2004 Performance Incentive Plan permits grants of incentive stock options, options not intended to qualify as incentive stock options, stock appreciation rights, restricted and unrestricted stock awards, restricted stock units, cash-based awards, including supplemental cash awards, and performance awards, and any combination thereof. Awards of restricted and unrestricted stock, restricted stock units and/or deferred stock may also be issued under the 2004 Performance Incentive Plan to participants in connection with management or employee purchase programs. Shares issuable under awards that terminate unexercised or otherwise terminate without an issuance of shares, shares issuable under awards that are payable in stock or cash but are paid in cash and shares issued but later forfeited will be available for future awards under the 2004 Performance Incentive Plan. If shares of our common stock are not issued because such shares instead are used to satisfy an applicable tax withholding requirement or other obligation to us in connection with the exercise of an award, then such shares will again be available for future issuance under the 2004 Performance Incentive Plan. In addition, if the exercise price of any award is satisfied by the tender of shares of our common stock (by actual delivery or attestation), only the number of shares of our common stock issued under the 2004 Performance Incentive Plan, net of any shares so tendered, will be deemed issued to the recipient.

Incentive stock options may be granted under the 2004 Performance Incentive Plan only to our employees. All of our current and future employees and other persons who, in the opinion of our Compensation Committee, are in a position to make significant contributions to our success, such as consultants and non-employee directors, are eligible to receive all other types of awards under the 2004 Performance Incentive Plan. Our Compensation Committee will determine the exercise price applicable to each stock option and stock appreciation right, which will not be less than the fair market value of our common stock at the time of the grant. In no case may our Compensation Committee amend an outstanding award, or cancel an outstanding award and issue a new award, for the sole purpose of reducing the exercise price thereunder.

The aggregate number of shares of our common stock for which awards may be granted under the 2004 Performance Incentive Plan is 5,000,000 shares, with an individual limit of 500,000 shares per fiscal year for each participant (excluding grants under any individual employment agreement as an inducement material to the individual’s entering into an employment contract with us). Notwithstanding the foregoing, in the event of any stock dividend, stock split, combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, divestiture or other distribution (other than ordinary cash dividends) of assets to our shareholders, or any other event affecting our common stock that the Compensation Committee deems, in its sole discretion, to be similar circumstances, the aggregate number of shares of our common stock which may be issued under our 2004 Performance Incentive Plan shall be appropriately adjusted in a manner determined in the sole discretion of our Compensation Committee.

The maximum aggregate amount that may be awarded in the form of a cash-based award, including a supplemental cash award, in any one fiscal year to a participant who is a “covered employee” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, shall not exceed $2,000,000 determined as of the date of vesting or payout, as applicable. The maximum aggregate amount that may be awarded in the form of a cash-based award, including a supplemental cash award, in any one fiscal year to a participant who is not a “covered employee” shall be determined by our Compensation Committee.

As of September 30, 2004, 416,946 shares of restricted stock have been issued to our employees, of which 145,304 were fully vested and 44,038 were surrendered to fulfill employee income tax obligations resulting from the grants, and 21,231 shares of restricted stock have been issued to members of our Board of Directors under the 2004 Performance Incentive Plan. Restrictions on grants to our employees typically vest ratably over three years form the date of grant such that the employee cannot sell or trade the restricted stock until it becomes vested. Restrictions on grants to our directors are described under “ — Board of Directors Compensation.”

2001 Stock Incentive Plan

On October 2, 2001, our Board of Directors authorized the issuance of 750,000 shares of restricted common stock to certain of our senior officers. These shares vest and are issued quarterly over a five-year period, which commenced on February 28, 2002 and will generally end on October 1, 2006. In May 2003, the Company made an offer to employees who held shares of restricted common stock to accelerate the vesting of all such restricted shares in exchange for the tendering of any options to purchase common stock. At September 30, 2004, 5,625 shares of restricted common stock remain unvested through October 1, 2006. See “— 2001 Stock Option Plan.” We will not make any future grants under the 2001 Stock Incentive Plan.

2001 Stock Option Plan

The purpose of our 2001 Stock Option Plan is to provide additional incentive to officers, other key employees, and directors of, and important consultants to us and each present or future parent or subsidiary corporation, by encouraging them to invest in shares of our common stock thereby acquire a proprietary interest in us and an increased personal interest in our continued success and progress.

The aggregate number of shares of our common stock that may be issued under our 2001 Stock Option Plan is 3,480,000. Notwithstanding the foregoing, in the event of any change in the outstanding shares of our common stock by reason of a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, transfer of assets, reorganization, conversion or what our compensation committee of the Board of Directors deems in its sole discretion to be similar circumstances, the aggregate number and kind of shares which may be issued under our 2001 Stock Option Plan shall be appropriately adjusted in a manner determined in the sole discretion of the compensation committee. Reacquired shares of our common stock, as well as unissued shares, may be used for the purpose of our 2001 Stock Option Plan. Our common stock subject to options which have terminated unexercised, either in whole or in part, shall be available for future options granted under our 2001 Stock Option Plan. As of September 30, 2004, 2,281,904 options are granted and outstanding, of which 1,632,287 are held by employees, 626,137 are held by current and former directors and 39,134 are held by a third party consultant. We will not make any future grants under the 2001 Stock Option Plan.

On April 1, 2003, we extended an offer to our employees, including executive officers except for our then chief executive officer, to tender all options to purchase shares of our common stock, par value $.02 per share, outstanding under its 2001 Stock Option Plan, for the following consideration: (a) for those holders of options who had received awards of more than 2,000 restricted shares of common stock under our 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares plus a cash payment of $2.50 per share underlying the option for options that had an exercise price below $20.00 per share, and (b) with respect to those holders of options who had not received awards of more than 2,000 restricted shares, (i) for those options that had an exercise price of at least $20.00 per share, a cash payment of $2.00 per share underlying the option, and (ii) for those options that had an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the option. The offer expired on May 12, 2003. We accepted for exchange and cancellation options to purchase 1,724,000 shares of our common stock, which represented all of the eligible outstanding options properly tendered for exchange by eligible option holders, on May 13, 2003. All eligible options held by our employees were tendered on the offer, with the exception of options to purchase 35,000 shares.

See “ — Transition Agreements.”

Non-Qualified Deferred Compensation Plan

On April 1, 2001, we adopted a Non-Qualified Deferred Compensation Plan. Beginning January 1, 2002, eligible employees (i.e., in calendar 2004, employees whose base salary meets or exceeds $90,000) were permitted to defer up to 50% of their base salary and up to 90% of their incentive compensation bonus each year on a pre-tax basis under the NeighborCare Non-Qualified Deferred Compensation Plan. Participants are able to select from several fund choices and their Deferred Compensation Plan account increases or decreases in value in accordance with the performance of the funds selected. The Non-Qualified Deferred Compensation Plan is administered by a trustee.

Retirement Plan

On January 1, 1989, we adopted an employee Retirement Plan that consists of a 401(k) component and a profit sharing component. Our retirement plan is a 401(k)/cash or deferred arrangement covering all of our employees (other than certain employees covered by a collective bargaining agreement) who have completed at least 500 hours of service during the six-month period beginning on his or her commencement date or who has completed at least 1,000 hours of service in the first year of employment or any subsequent calendar year. Under the 401(k) component, each employee may elect to contribute a portion of his or her current compensation up to the lesser of the maximum permitted by the Internal Revenue Code or 50% (or, in the case of a highly compensated employee, a maximum of 6% (4% for plan years ending prior to January 1, 2004)) of such employee’s annual compensation. We may make a matching contribution each year as determined by the Board of Directors. The Board of Directors may establish this contribution at any level each year, or may omit such contribution entirely. Under the profit sharing component of the Retirement Plan, we may make an additional employer contribution as determined by the Board of Directors each year. The Board of Directors may establish this contribution at any level each year, or may omit such contribution entirely.

Tax Deduction Limit

Current U.S. tax law has a $1 million annual tax deduction limit on compensation a company pays to its chief executive officer and to each of its four other most highly compensated executive officers. Compensation subject to this deduction limit includes: cash compensation; the difference between the exercise price of stock options granted and the value of the underlying stock on the date of exercise; and the difference between the purchase price of a restricted stock award and the value of the underlying stock on the vesting date. NeighborCare may deduct compensation with respect to any of these individuals only to the extent that during any fiscal year such compensation does not exceed $1 million or meets certain other “performance based” criteria which must be approved by the shareholders (as defined under the Internal Revenue Code and related regulations).

Compensation Committee Interlocks and Insider Participation

The Compensation Committee was comprised of Messrs. Gerbino and LaNasa until the consummation of the spin-off of GHC on December 1, 2003, at which time Mr. LaNasa resigned from our Board of Directors and Messrs. Dondero, Bloem and Dalton were appointed as the members of our Compensation Committee.

No person who served as a member of our Compensation Committee during the fiscal year ended September 30, 2004 is currently nor was during or prior to fiscal 2004 an officer or employee of the Company or, except as described above, engaged in certain transactions with us required to be disclosed by regulations of the Securities and Exchange Commission. Additionally, there were no compensation committee “interlocks” during fiscal 2004, which generally means that none of our executive officers served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of our Compensation Committee.

REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE

In the performance of its oversight function and in accordance with its responsibilities under its charter, the Audit and Compliance Committee has reviewed and discussed with management and our independent accountants, KPMG LLP, our audited financial statements as of and for the fiscal year ended September 30, 2004.

The Audit and Compliance Committee has also discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended by the Auditing Standards Board of the American Institute of Certified Public Accountants. In addition, the Audit and Compliance Committee has, as required by Independence Standards Board Standard No. 1, “Independence Discussion with Audit Committees,” discussed with, and received the required written disclosures and a confirming letter from, KPMG LLP regarding its independence and has discussed with KPMG LLP its independence. The Audit and Compliance Committee has also considered whether the provision of non-audit services by the independent accountants to us is compatible with maintaining the auditor’s independence.

Based upon the review and discussion referred to above, the Audit and Compliance Committee recommended to the Board of Directors that the financial statements referred to above be included in NeighborCare’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, as amended.

The members of the Audit Committee during the fiscal year ended September 30, 2004 were James H. Bloem (Chairperson), Dr. Philip P. Gerbino and Arthur J. Reimers.

NEIGHBORCARE STOCK PERFORMANCE

NeighborCare emerged from bankruptcy on October 2, 2001. Pursuant to its joint plan of reorganization, all pre-bankruptcy NeighborCare common stock was cancelled and NeighborCare issued new Common Stock. On December 1, 2003, NeighborCare completed the spin-off of the common stock of Genesis HealthCare Corporation.

The following graph and table show the comparison of cumulative total returns for NeighborCare, the NASDAQ Stock Market (U.S.) Index and a NeighborCare Peer Group. Stock price performances shown in the graph and table are not necessarily indicative of future price performances. The graph and table represent information regarding NeighborCare’s Common Stock since NeighborCare’s emergence from bankruptcy on a total return basis. The spin-off of the common stock of Genesis HealthCare Corporation is treated as a nontaxable cash dividend that was immediately reinvested in NeighborCare Common Stock.

COMPARISON OF 3-YEAR CUMULATIVE TOTAL RETURN*

AMONG NEIGHBORCARE, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX

AND A PEER GROUP

*	$100 invested on 10/2/01 in stock or on 9/30/01 in index—including reinvestment of dividends. Fiscal year ending September 30.

	Cumulative Total Return
	10/2/01	9/30/02	9/30/03	9/30/04
NeighborCare, Inc.	100.00	80.87	119.09	167.77
Nasdaq Stock Market (U.S.)	100.00	79.09	103.18	111.56
Peer Group (1)	100.00	74.11	111.05	105.81

(1)	The Peer Group index for fiscal 2004 is based on the total return for investments in the common stock of Beverly Enterprises, Inc., Kindred Healthcare, Inc., Manor Care, Inc. and Omnicare, Inc.